     As filed with the Securities and Exchange Commission on July 13, 1999
                                                      Registration No. 333-

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           WORLDQUEST NETWORKS, INC.
                 (Name of Small Business Issuer in its Charter)

          Delaware                    4813                  75-2673785
         (State or        (Primary Standard Industrial   (I.R.S. Employer
     jurisdiction of      Classification Code Number)     Identification
      incorporation or                                      Number)
      organization)

                        16990 Dallas Parkway, Suite 220
                              Dallas, Texas 75248
                                 (972) 818-0460
                         (Address and telephone number
        of principal executive offices and principal place of business)
                                B. Michael Adler
                             Chairman of the Board
                        16990 Dallas Parkway, Suite 220
                              Dallas, Texas 75248
                                 (972) 818-0460
                      (Name, address and telephone number
                             of agent for service)
                                   Copies to:

       Michael D. Parsons, Esq.              Thomas J. Poletti, Esq.
       Michael A. Watson, Esq.                Susan B. Kalman, Esq.
    Glast Phillips & Murray, P.C.               Ted Weitzman, Esq.
     13355 Noel Road, Suite 2200      Freshman, Marantz, Orlanski, Cooper &
         Dallas, Texas 75240                          Klein
       Telephone (972) 419-8300         9100 Wilshire Boulevard, 8th Floor
       Facsimile (972) 419-8329                        East
                                         Beverly Hills, California 90212
                                             Telephone (310) 273-1870
                                             Facsimile (310) 274-8357
  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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                                                 Proposed Maximum
                                                    Aggregate      Amount of
    Title of Each Class of Securities to Be          Offering     Registration
                   Registered                        Price(1)         Fee
------------------------------------------------------------------------------
Common Stock, $.01 par value(2)................    $23,000,000       $6,394
------------------------------------------------------------------------------
Representative's Warrant.......................    $       200       $    1
------------------------------------------------------------------------------
Common Stock, $.01 par value(3)................    $ 2,400,000       $  668
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Total..........................................    $25,400,200       $7,063

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2) Includes shares which the underwriters have the option to purchase to cover over-allotments, if any, equal to fifteen percent of the shares being offered.
(3) Issuable upon exercise of the Representative's Warrant.

                                ----------------
  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   Subject to Completion, Dated July 13, 1999

                                       Shares

                                 [Logo to come]

                           WorldQuest Networks, Inc.

                                  Common Stock

  We are an international Internet telephony company. We sell virtual prepaid calling cards through our interactive and easy to use Web site and transmit long distance calls at discounted rates through our Internet and traditional networks. We advertise, sell and deliver our virtual calling cards worldwide exclusively through the Internet.

  We plan to have our shares approved for listing on the Nasdaq National Market under the symbol "WQNI."

  This is our initial public offering. No public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering. We estimate that the public offering price for the common
stock will range between $     and $     per share. See "Underwriting"
beginning on page 56 for factors used in determining our public offering price.

  Your investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under "Risk Factors" beginning on page 7.

                                               Per
                   The Offering               Share Total
      --------------------------------------  ----- -----
      Public offering price                   $     $
      Underwriting discounts and commissions  $     $
      Proceeds to us                          $     $

  We are also offering the underwriters a 45-day option to purchase up to shares solely to cover any over-allotments on these same terms.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           EBI Securities Corporation

                        Prospectus dated          , 1999

                                 [logo to come]

                           WorldQuest Networks, Inc.
                                 (www.wqn.com)

                                   [pictures]

                     [description to be filed by amendment]

       The information on our Web site is not a part of this prospectus.

   We intend to furnish stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Our fiscal year ends on December 31 each year.

                         WORLDQUEST NETWORKS PROSPECTUS

                           About WorldQuest Networks

   We were incorporated in October 1996 as a Texas corporation. We plan to reincorporate in Delaware prior to the closing of this offering. Unless expressly noted otherwise, all references to us in this prospectus assume we have already become a Delaware corporation. Our executive offices are located at 16990 Dallas Parkway, Suite 220, Dallas, Texas 75248. Our Web site address is www.wqn.com and our telephone number is (972) 818-0460.

                                  Introduction

   Please read this prospectus carefully. It describes our business, our products and services and our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

                        Prospectus Delivery Obligations

   Until          , 1999 (25 days after the date of this prospectus), all
dealers effecting transactions in the common stock may be required to deliver a prospectus, even if they do not participate in this offering. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  33
Management...............................................................  45
Certain Transactions.....................................................  49
Principal Stockholders...................................................  50
Description of Capital Stock.............................................  51
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  56
Legal Matters............................................................  58
Independent Auditors.....................................................  58
Where You Can Get More Information.......................................  58
Index to Consolidated Financial Statements............................... F-1

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding us and the consolidated financial statements and notes appearing elsewhere in this prospectus. Our fiscal year ends on December 31 of each year.

                           WorldQuest Networks, Inc.
                                  Our Business

   We are an international Internet telephony company. We carry international long distance calls over our own enhanced services platform through one of two methods:

  . We transmit calls over our own Internet network, which involves transmission through our Internet gateways. In the country of destination, we have contractual arrangements with local parties to terminate the calls into the local telephone network.

  . We transmit calls over our network of traditional long distance telephone lines. This network consists of leased capacity from other international long distance carriers who carry our calls at discounted rates through their international telephone lines.

   All of our calls are made from phone-to-phone over our networks. The voice quality of our Internet carried calls is virtually the same as an international telephone call carried over a traditional telephone line. We believe consumers are more familiar and comfortable using telephones to make calls, as opposed to computers which have historically been used for Internet telephony.

   We advertise, sell and deliver our prepaid long distance virtual calling cards worldwide exclusively over the Internet through our interactive and easy to use Web site. Our Web site can be found at www.wqn.com. We focus on the international long distance market, with particular emphasis on the calling patterns between the United States and various countries. Our virtual calling cards may be used to call from the United States to other countries, to call from other countries to the United States, or to call between countries outside the United States.

   We also buy, at a discount, virtual calling cards processed through other companies' platforms and sell them to our customers. We sell these virtual calling cards for calls from the United States to other countries where we have not established our own Internet network and where our negotiated rates with our international long distance carriers are not as favorable.

                         Our Current Market Opportunity

   The Internet is an increasingly significant interactive global medium for communication, information and commerce. International Data Corporation, a market research firm, estimates that the number of users who make purchases over the Internet worldwide will grow from 31 million in 1998 to more than 183 million in 2003.

   TeleGeography, a market research firm, estimates that revenues from international long distance traffic will grow from $65.9 billion in 1997 to $77.5 billion in 2001, with consumers and businesses making an estimated 128.7 billion minutes of international long distance calls in 2001. However, traditional international long distance calls routed over domestic and foreign public switched telephone networks are still relatively expensive for the consumer.

   Internet telephony has emerged as a low cost alternative to traditional long distance telephony. Internet telephone calls are less expensive than traditional international long distance calls primarily because these calls are routed over the Internet. The use of the Internet bypasses a significant portion of international long distance networks and the relevant tariffs. Also, routing calls over the Internet is more cost-effective than routing calls over traditional circuit-switched networks, due to technological advantages.

   According to The PELORUS Group, a market research firm, the market for prepaid calling cards has grown from an estimated $300.0 million in 1993 to an estimated $2.8 billion in 1998. PELORUS predicts that this market will rise to $10.9 billion in 2003. According to PELORUS, there were 30 million prepaid calling cards sold in the United States in 1993 and 400 million sold in 1998. PELORUS predicts there will be 652 million cards sold in the United States in 2003.

                                  Our Strategy

   Our goal is to be a leading worldwide Internet telephony company. Our objective is to increase our revenues through increasing our customer base and the number of countries we access through our own Internet network. The strategy to achieve our goal and take advantage of market opportunities includes:

   . focusing our marketing efforts on developing countries that have high international long distance rates and significant calling traffic to the U.S. or other countries;

   . advertising on Web sites and portals frequently visited by our target groups;

   .  increasing our name recognition;

   . increasing the number of countries in which we locate our Internet gateways;

   . developing and offering enhanced products and services to complement existing products and services;

   .  promoting repeat purchases; and

   . advertising, selling and delivering our virtual calling cards 24 hours per day, year round.

                                  The Offering

Shares offered by WorldQuest....       shares

Shares to be outstanding after         shares
the offering....................

Use of proceeds.................  To expand our sales and marketing efforts; to fund equipment purchases including certain additional back-up systems; to repay indebtedness; to fund software development; to increase deposits with credit card processing companies; and for working capital and other general corporate purposes.

Proposed Nasdaq National Market   "WQNI"
symbol..........................

   Unless otherwise indicated, all information in this prospectus:

  . gives effect to our reincorporation in Delaware prior to the closing of this offering;

  .  gives effect to a 290-for-1 stock dividend in January 1997;

  . assumes no exercise of the underwriters' over-allotment option or exercise of the representative's warrant;

  . assumes no exercise of outstanding warrants and stock options to purchase 578,005 shares of common stock;

  .  assumes no exercise of stock options to purchase        shares of common
     stock to be issued at the effective date of this offering at an exercise price equal to the initial public offering price; and

  . assumes no issuance of options for 250,336 shares of common stock available for future issuance under our stock option plan.

                             Summary Financial Data

   The summary financial data below has been derived from our audited and unaudited consolidated financial statements included in this prospectus beginning on page F-1. You should review this summary in conjunction with our consolidated financial statements and their accompanying notes and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25. You should not assume that the summary financial data is indicative of our future performance.

                                                        Three months ended
                             Year ended December 31,         March 31,
                             ------------------------  ----------------------
                                1997         1998         1998        1999
                             -----------  -----------  ----------  ----------
Statement of Operations
 Data:
Total revenue............... $    51,963  $ 1,841,439  $   55,350  $1,431,879
Gross margin (deficit)......    (175,048)    (164,192)    (39,712)    197,910
Operating expenses:
  Selling, general and
   administrative ..........   1,102,383    1,115,131     275,024     467,342
  Research and development..     438,860      186,638      52,097      62,851
Net loss....................  (1,589,556)  (1,578,427)   (339,469)   (371,208)
Weighted-average common
 shares outstanding - basic
 and diluted (1)............   3,000,000    3,000,000   3,000,000   3,000,000
Net loss per share - basic
 and diluted (1)............ $     (0.53) $     (0.53) $   ( 0.11) $    (0.12)

                                                    At March 31, 1999
                                         -----------------------------------------
                         At December 31,                              Pro forma
                              1998         Actual     Pro forma(2)  as adjusted(3)
                         --------------- -----------  ------------  --------------
Balance Sheet Data:
Cash and cash
 equivalents............   $    18,833   $     6,872  $   461,872        $
Working capital
 (deficit)..............    (2,266,669)   (2,533,747)  (2,078,747)
Total assets............     1,246,774       970,317    1,425,317
Long-term debt..........     1,129,004     1,100,000    1,100,000
Stockholders' equity
 (deficit)..............    (2,514,790)   (2,885,998)  (2,230,998)

--------
(1) See note 2 of notes to consolidated financial statements for a description of the computation of net loss per share and the number of shares used in the per share calculation.
(2) Reflects a private placement in May 1999 of 136,638 shares of common stock for $455,000 and the conversion of $200,000 of short-term debt in May 1999 for 60,061 shares of common stock.
(3) Reflects our sale of            shares of common stock at an assumed public
    offering price of $    per share and our application of the estimated net
    proceeds.

                                  RISK FACTORS

   You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition and operating results.

   If any of the following risks occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

   This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements can be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

We Have a Limited Operating History

   We were incorporated in October 1996. We began selling prepaid virtual calling cards on our Web site in May 1998. We began routing calls over our enhanced services platform in August 1998. Accordingly, we have a limited operating history. Before you decide to purchase our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These risks include our:

  .  evolving business model;

  .  competition;

  .  need to expand our network infrastructure;

  .  need to expand our sales and marketing efforts;

  .  dependence on key personnel;

  .  ability to increase our brand name awareness;

  .  ability to attract and expand a large customer base;

  .  ability to continue to develop and upgrade our software;

  .  ability to access additional capital when required;

  .  need to manage growth and changing operations;

  . need to continue to upgrade and develop our Web site and network infrastructure;

  .  ability to develop and renew strategic relationships; and

  . dependence on the reliability and growing use of the Internet for commerce and communication and on general economic terms.

   We cannot assure you that our business strategy will be successful or that we will successfully address any of these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

We Have a History of Losses and We Anticipate Future Losses and Negative Cash
Flow

   Since inception, we have incurred operating losses, and as of March 31, 1999, we had an accumulated deficit of $(3.8) million. We incurred net losses of $(1.6) million for the fiscal year ended December 31, 1998 and $(400,000) for the three months ended March 31, 1999.

   We anticipate that the net proceeds of this offering, together with available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 18 months. We expect operating losses and negative cash flow to continue through at least the fourth quarter of 1999. However, there can be no assurance that we will be profitable beginning in 2000, because we expect to incur additional costs and expenses related to:

  . marketing and advertising related to traffic generation and brand development;

  .  purchases of equipment for our operations and network infrastructure;

  .  the expansion of our telecommunications network into other countries;

  . the continued development of our Web site transaction processing and network infrastructure;

  .  development and improvement of additional products and services; and

  .  the hiring of additional personnel.

   Our future profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot assure you that we will be able to sustain it or improve upon it on a quarterly or annual basis for future periods.

Our Future Operating Results are Unpredictable

   Because of our limited operating history, we cannot accurately forecast our net sales. We rely upon limited historical financial data to predict our future operating results. Sales and operating results are difficult to forecast because they generally depend on the volume of traffic on our network and the volume and timing of sales of our virtual calling cards. In addition, because of our anticipated future growth, historical financial data may be unreliable as an indicator of our future operating results. Because of these factors, we may be unable to adjust our spending in a timely manner to adjust for any unexpected revenue shortfall.

   To realize our business objectives, we intend to invest a portion of the proceeds from this offering to market, promote, and to further develop our telecommunications and online services. We also will invest our resources to improve our technology and operating infrastructure. In light of our planned expenditures, the rapidly evolving nature of our industry and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely upon these as an indication of our future performance.

   Our operating results are unpredictable and may fluctuate on a quarterly basis as a result of factors, including:

  . our ability to obtain new customers at reasonable cost, retain existing customers, or encourage purchases;

  . the number of visitors to our Web site or our ability to convert visitors to our Web site into customers;

  .  seasonality or cyclicality of sales;

  .  our ability to keep pace with an evolving market;

  .  our ability to manage anticipated growth;

  . our ability to adequately maintain, upgrade and develop our Web site, transaction processing systems, platforms or network infrastructure;

  .  our ability to negotiate and maintain cost efficient online advertising;

  .  our ability to retain key employees;

  .  our ability to protect our intellectual property rights;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

  .  our ability to continually improve our customer service;

  . our ability to effectively and efficiently use the proceeds from this offering;

  .  consumer confidence in the Internet as a medium of commerce;

  .  reliability and viability of the Internet infrastructure;

  .  increased competition;

  .  reliance on third parties to provide security;

  . increased United States and state regulation of the Internet, Internet commerce or telecommunication services similar to ours;

  . increased foreign government regulation of the Internet, Internet commerce or telecommunication services similar to ours;

  .  our ability to protect our domain names;

  .  excessive computer problems associated with the new millennium; and

  .  the condition of United States and foreign economies.

We Must Keep Pace With a Rapidly Evolving Market

   The international telecommunications industry is changing rapidly, due to:

  .  deregulation;

  .  privatization of government-owned telephone monopolies;

  .  technological improvements;

  .  expansion of telecommunications infrastructure;

  .  the globalization of the world's economies; and

  .  free trade.

   We may be unable to compete effectively or adjust our contemplated plan of development to meet these changing market conditions.

   Moreover, the telecommunications industry is in a period of rapid technological evolution and expansion, marked by the introduction of new products and services offered. These new products and services include the use of the Internet for international voice and data communications, and increased satellite and fiber optic cable transmission capacity. Our profitability will depend, in part, on our ability to anticipate and adapt to rapid technological changes occurring in the telecommunications industry. It will also depend on our ability to offer, on a timely basis, services meeting developing industry standards and customer preferences. We may be unable to adapt to these technological changes or offer these services on a timely basis. Even if we are able to do so, we may not be able to do so at reasonable cost or on a profitable basis.

We Are Dependent upon Long Distance Carriers and Local Terminating Parties to Carry and Terminate Our Traffic

   We lease from international long distance carriers the right to use their international telephone lines to transmit calls. We also enter into contracts with local persons or entities in foreign countries to terminate our Internet traffic. Our success depends, in part, on our ability to continue to lease capacity at economic rates to serve the foreign countries we target. It also depends, in part, on our ability to maintain our contractual relationships with local terminating parties in those countries where we have Internet gateways. We are dependent on these carriers and local terminating parties continuing to provide the services to us they are currently providing. If we lose our leases or contracts or if these parties are unable to provide these services, we believe we could replace them. However, it would cause a disruption of our business until they are replaced. Also, any replacement leases or contracts may not be at rates or on terms as favorable to us.

   When we lease telephone lines from carriers with international capacity, we rely on the carriers to comply with local laws and regulations. We have no control over the manner in which these companies operate in these countries. Foreign telecommunications regulators or third parties may raise issues regarding the compliance of these companies with local laws or regulations. Regulatory, judicial, legislative or political decisions could limit the ability of these companies to carry our calls. If these companies become unable to provide these services to us, we would need to obtain similar services from other sources.

It Would Cause a Disruption of Our Services if Internet Service Providers Fail to Provide Internet Access

   We depend on Internet service providers to provide Internet access to us and our customers. We have two Internet service providers in Dallas. Our local terminating parties in foreign countries also rely on local Internet service providers for access to the Internet in their countries. If we lost our connection with both of our Dallas Internet service providers, we could not sell our virtual calling cards through our Web site, and Web initiated calls could not be made by our customers, until the connection was reestablished. If a local terminating party in a foreign country loses its Internet connection, we could not route calls over the Internet to that destination until the connection was reestablished. These failures could cause us to lose customers and our ability to sell virtual calling cards and telephone services would be affected.

   Our customers also rely on Internet service providers for access to the Internet. If our customers cannot access the Internet, they cannot access our Web site to purchase virtual calling cards or make Web initiated calls.

Our Operations will be Negatively Affected if Our Enhanced Services Platform Fails to Operate Properly

   All our calls are routed through our enhanced services platform. Our success is dependent on our platform working properly. If our platform fails for any reason, we could not route calls until the failure is corrected. From time to time, we have experienced short term failures or malfunctions in our platform. We cannot assure you that future failures will not occur.

   We plan to develop and offer new products and services which may require modifications and enhancements to our platform. Also, to respond to market changes, we may need to offer additional products or services requiring further modifications and enhancements. For any modification or enhancement, we may contract with the manufacturer to develop new software or we may develop the software, or a combination of both. If the software cannot be developed or we experience significant delays in development, we would not be able to offer the new products or services. This could put us in a competitive disadvantage if we are unable to respond to changing market conditions. In the past, we have experienced delays when we have tried to upgrade our platform. There can be no assurance that we can successfully develop the software to enable us to offer new products or services.

We Need to Increase the Number of Web Sites and Portals upon which We Advertise

   We market our virtual calling cards and services on third-party Web sites and portals using banner ads. The banner ads connect directly to our Web site when "clicked" by the customer. If we cannot continue to cost effectively market our virtual calling cards and services, our ability to expand our customer base would be adversely affected.

The Telecommunications Market is Highly Competitive

   With respect to prepaid calling cards, we compete with many of the largest telecommunications providers, including AT&T, MCI WorldCom, Cable & Wireless and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid calling card market, including PT-1 Communications, Inc., RSL Communications, IDT Corp., SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, LLC and Telegroup, Inc. We may also compete with large operators in other countries. These companies may have larger, more established customer bases and other competitive advantages. Deregulation in other countries could also result in significant rate reductions. We believe that additional competitors will be attracted to the prepaid card market. These competitors include Internet-based service providers and other telecommunications companies. Competition from existing or new competitors could reduce our revenues from the sale of these cards. A general decrease in telecommunication rates charged by international long distance carriers could also have a negative effect on our operations.

The Internet Telephony Market is Also Highly Competitive

   An increasing number of large, well-capitalized companies are entering the market for Internet telephony products and services. As a result, we may not be able to compete effectively with our competitors in this market, or to increase our customer base.

   In addition, major long distance providers, including AT&T, Bell Atlantic Corporation and Deutsche Telekom AG, as well as other major companies, including Motorola, Inc., Intel Corporation and Netscape Communications Corporation, have all entered or plan to enter the Internet telephony market. In some cases by investing in companies engaged in the development of Internet telephony products.

   Our competitors also include a number of companies that have introduced services that make Internet telephony solutions available to businesses and consumers. Net2Phone, Delta Three, ITXC Corp. and OzEmail Limited, which was recently acquired by MCI WorldCom, provide a range of Internet telephony services to consumers and businesses that are similar to the ones we offer. Several companies, including industry leaders such as AT&T, Sprint and Qwest Communications have announced their intention to offer these services on a wider basis in both the United States and internationally.

   In addition, we compete in the market for Internet telephony services with companies that produce products that may be installed on a user's computer to permit voice communications over the Internet. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting. In addition, a number of large companies, including Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited, Nuera Communications and Dialogic Corp. offer or plan to offer server-based Internet telephony products. These products are expected to allow voice communications over the Internet between parties using a multimedia personal computer and a telephone and between two parties using telephones.

We May be Vulnerable to Technical Malfunctions

   We are dependent upon management information systems to provide services to our customers, manage our network, track virtual calling card balances and perform other vital functions. These systems and equipment are subject to hardware defects and software bugs which may be beyond our control. If we experience substantial technical difficulties with our hardware or software, we may not succeed in routing traffic effectively, or in tracking virtual calling card balances accurately, which could adversely affect our operations.

Network Failures Could Prevent us from Providing our Services and Could Cause us to Lose Customers

   We depend upon our software systems, communications hardware and enhanced services platform presently located in Dallas, Texas to conduct our virtual calling card sales and telephone routing. Our systems, communications hardware and platform are vulnerable to damage or interruption from:

  .  natural disasters;

  .  power loss;

  .  telecommunication failures;

  .  loss of Internet access;

  .  physical and electronic break-ins;

  .  computer viruses; and

  .  intentional acts of vandalism and similar events.

   We have experienced periodic system interruptions, which we believe will continue to occur from time-to-time. For example, our enhanced services platform and our third party credit card verification provider have in the past experienced failures which temporarily prevented customers from using these services. Since our operations depend on our ability to successfully expand our network and to integrate new technologies and equipment into our network, there is an increased risk of system failure as well as a natural strain on the system.

   Significant or lengthy telephone network failures, or difficulties for customers in completing long-distance telephone calls, could damage our reputation and result in the loss of customers. These kinds of damage and losses could prevent us from obtaining new subscribers and customers, and substantially reduce our revenues.

   The success of our Internet-related business depends on our ability to deliver high-quality, uninterrupted access to the Internet. In the past, we experienced failures relating to individual Internet servers, and our subscribers experienced difficulties in accessing and maintaining their connection to the Internet. Significant or lengthy system failures or difficulties for subscribers in accessing and maintaining connection with the Internet could damage our reputation and cause a loss of consumer confidence in our Web site. The result could be a loss of subscribers, which could reduce our customer base and our revenues.

Our Systems May Not Accommodate Significant Growth in the Number of Users

   Our success depends on our ability to handle a large number of simultaneous calls. We expect that the volume of simultaneous calls will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our traffic. We cannot assure you of our ability to efficiently manage a large number of simultaneous calls. If we are not able to maintain an appropriate level of operating performance, or if our service is disrupted, then we may develop a negative reputation and our business, results of operations and financial condition would be materially adversely affected.

Dependence Upon Acceptance of Internet Telephony and Prepaid Calling Cards

   In October 1998, we began offering phone-to-phone commercial telephone service over the Internet. Demand for this service in the future may not increase. We cannot be certain that Internet telephone service will gain market acceptance or prove to be a viable alternative to traditional telephone service. Customers may be reluctant or slow to adopt a new technology. If the Internet telephony market fails to develop or develops more slowly than we expect, then our future revenues would be adversely affected.

   The market for prepaid calling cards is an emerging business with a large number of market entrants. Because this market is emerging, it is difficult to accurately determine what the demand will be for our products and services in this area. Substantial markets may not continue to develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services.

Our Long-Term Success Depends on the Development of the e-commerce Market

   We market, sell and deliver our virtual calling cards worldwide exclusively through the Internet. We depend on customers accessing the Internet to see our online advertisements and purchase our virtual calling cards. We anticipate that e-commerce will account for substantially all of our future revenues. Our business will suffer if e-commerce does not grow or grows more slowly than expected. A number of factors could prevent acceptance of e-commerce, including:

  . e-commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

  . increased government regulation or taxation may limit the growth of e-commerce; and

  . adverse publicity and consumer concern about the security of e-commerce transactions may discourage its acceptance and growth.

   These factors could impair our ability to generate revenues from our online sales of virtual calling cards, online transmission of telephone calls and other e-commerce activities.

We Depend on the Internet and the Development of the Internet Infrastructure

   Our success also depends in large part upon the development and maintenance of the Internet infrastructure, such as:

  . a reliable network backbone with the necessary speed, data capacity and security; and

  . the timely development of complementary products, such as high speed modems, for providing reliable and convenient Internet access and services.

   For the Internet to be commercially viable in the long-term, it will need to continually address the size of its network infrastructure, its enabling technologies, necessary performance improvements and user security. To the extent that the Internet continues to experience an increased number of users, frequency of use or increased bandwidth requirements, we cannot assure you that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Internet usage and affect the level of traffic, the processing of orders and the transmission of calls on our Web site.

   We cannot assure you that the infrastructure or complementary products or services necessary to make the Internet a viable commercial marketplace for the long term will be developed. Even if these products and services are developed, we cannot assure you that the Internet will become a viable commercial marketplace for our virtual calling cards and services. If not, our business, financial condition and operating results will be materially adversely affected. Also, we may be required to incur substantial expenditures in order to adapt our products and services to changing Internet technologies, which could have a material adverse effect on our business, financial condition and operating results.

We Need to Manage Growth in Operations

   Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. This is expected to place a significant strain on our current management resources. To manage the expected growth of our operations, we will need to improve our:

  .  transaction processing methods;

  .  operations and financial systems;

  .  procedures and controls; and

  .  training and management of our employees.

   At March 31, 1999, we had a total of 11 full-time employees. A portion of the proceeds from this offering will be used to hire additional key personnel. Competition for personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our failure to attract and retain the necessary personnel or to effectively manage our employee and operations growth could have a material adverse effect on our business, financial condition and operating results.

Cyclicality, Seasonality and Dependence on United States and International Economies

   Our limited operating history makes it difficult to determine whether our business is susceptible to seasonal or cyclical fluctuations in the United States economy or any other country's economy. We cannot assure you that seasonal or cyclical variations in our operations will not become more pronounced over time or that they will not materially adversely affect our business, financial condition and operating results.

We Plan to Offer New Products and Services that May not Prove to be Profitable

   We may choose to expand our operations by developing and promoting new or complementary services or products, expanding the breadth and depth of the services we provide or expanding our market presence through relationships with third parties. Any new product or service launched by us that is not favorably received by consumers may damage our reputation and diminish the value of our brand name. Expansion of our operations in this manner would also require significant additional expenses and development, operations and other resources, straining our current levels. The lack of market acceptance of our services or our inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on our business, financial condition and operating results.

We are Exposed to Risks Associated with Internet Commerce Security and Credit Card Fraud

   Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. We cannot predict whether events or developments will compromise or breach the technology that protects our customer transaction data. If our security measures do not prevent security breaches, this could have a material adverse effect on our business, financial condition and operating results.

   To date, we have suffered minimal losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where the merchant does not obtain a cardholder's signature. We do not obtain the signature of the cardholder when we process orders. Although we have implemented mechanisms to try to detect credit card fraud, we cannot assure you that our efforts will be successful. Our inability to adequately detect credit card fraud could materially adversely affect our business, financial condition and operating results.

   To the extent that our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We do not presently carry insurance policies to reimburse us for losses caused by security breaches. We cannot assure you that our security measures will prevent security breaches. Our failure to prevent security breaches could have a material adverse effect on our business, financial condition and operating results.

The Market Price For Your Common Stock May Be Volatile

   The trading price of our stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors unrelated to our operating performance, such as:

  .  actual or anticipated variations in our quarterly operating results;

  .  announcements of technological innovations;

  .  the offering of new services or products by us or our competitors;

  .  changes in financial estimates by securities analysts;

  . conditions or trends in the telecommunications or Internet telephony industries;

  .  conditions or trends in the Internet and online commerce industries;

  . changes in the economic condition or market valuations of other Internet or online service companies or telecommunications companies;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  sales of restricted securities in the open market; and

  .  threatened or pending litigation.

   The market prices of the securities of Internet-related and online commerce companies have been especially volatile. The trading prices of many Internet companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. We cannot assure you that these trading prices and valuations will be sustained. Broad market and industry factors may materially and adversely affect the market price of your common stock, regardless of our operating performance.

   In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class litigation. Such litigation, if instituted, could result in substantial costs and a diversion of our management's attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

Protection of Our Domain Names is Uncertain

   We currently hold various Internet domain names relating to our operations, including "wqn.com," "creditcardphone.com" and "phonecollect.com." Governmental agencies and their designees are responsible for regulating the acquisition and maintenance of domain names. For example, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains in the United States. The regulation of domain names in the United States and other countries may change in the near future. Such changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We Need to Protect Our Intellectual Property and Other Proprietary Rights From Infringement

   Our success depends in part upon our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We protect our proprietary software through United States copyright laws, and the source code for our proprietary software is protected under trade secret laws. In December 1996, we applied to the United States Patent and Trademark Office to register the trademarks: "WorldQuest" and "WorldQuest Networks." In April 1999, the Patent and Trademark Office granted us a notice of allowance for "WorldQuest" for communication services, covering both voice and facsimile transmissions. In October 1997, the Patent and Trademark Office issued a notice of publication regarding our application to register "WorldQuest Networks" as a trademark. In response to that notice, Qwest Communications filed a notice of opposition in September 1998, which is currently pending before the Patent and Trademark Office. If we do not prevail, we will not be able to obtain a registered trademark for "WorldQuest Networks" and we could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after it has been granted. Thus, we could also face a cancellation proceeding with the Patent and Trademark Office relating to our trademark for "WorldQuest." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. Therefore, the steps that we take may be inadequate to protect our rights.

   We have entered into confidentiality and assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business. We do this in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient. To date, we have not actively policed unauthorized use of our technology. This is because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

   In the future, we may license certain of our proprietary rights to third parties. While we will attempt to ensure that the quality of the WorldQuest Networks brand is maintained by such licensees, such licensees may take actions that could have a material adverse effect on our business, financial condition and operating results. We also rely on certain technologies that we license from third parties. These may include suppliers of key database technology, enhanced services platforms, gateway server platforms, operating systems and specific hardware components for our services. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, financial condition and operating results.

   In July 1999, we filed a patent application with the United States Patent and Trademark Office for the architecture of certain of our software applications. These applications allow customers to Web initiate calls using our world access virtual calling cards and to Web initiate collect calls using our phone collect product.

The Internet Industry May Become Subject to Increased Government Regulation

   Regulation of the Internet. The United States Congress and the Federal courts have taken actions that, in some cases impose some forms of regulation on the Internet, and in other cases protect the Internet from regulation. For example, Congress has recently adopted legislation that regulates certain aspects of the Internet. This includes restrictions on some forms of content. These regulations have had mixed success in the Federal courts. The Supreme Court has struck down some restrictions on indecent content, but has upheld other restrictions on harassing Internet messages. Conversely, Congress last year passed legislation that imposes a moratorium on the imposition of new taxes on internet transactions for three years. At the same time, numerous new bills have been proposed that would further regulate various aspects of Internet commerce, and ensure the continued deregulation of others. It is impossible to say at this time whether and to what extent the Internet may ultimately be regulated by the United States government.

   The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. As with the United States Congress, the European Union, and the governments of individual foreign countries, are actively considering proposed legislation that could result in new regulations on the Internet. Increased regulation of the Internet may decrease its growth, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies. As a result, these laws do not contemplate or address the unique issues of the Internet and related technologies.

   State Laws. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues could reduce demand for our services or increase the cost of doing business. In addition, because our services are accessible worldwide, and we facilitate the sale of goods to users worldwide, other jurisdictions may claim that we are required to comply with their laws. We are qualified to do business in Delaware and Texas only, and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. This could also result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, financial condition and operating results.

   Potential Regulation of Internet Telephony. To our knowledge, there are currently no domestic and few international laws or regulations that prohibit the transmission of voice communications over the Internet. If Congress, the FCC, state regulatory agencies or governments of other countries impose substantial regulations relating to Internet telephony, the growth of our business could be adversely affected. In the United States, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation telecommunication services provided over the Internet. State public utility commissions may also attempt to regulate the provision of intrastate Internet telephony services. In late 1998 and early 1999, however, the FCC issued two decisions that suggest that all transmissions over the Internet may be jurisdictionally interstate, and these decisions may restrict the ability of state public utility commissions to regulate Internet telephony. Internationally, a number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony.

   On April 10, 1998, the FCC issued a Report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the Report, the FCC indicated that it would examine the question of whether any forms of "phone-to-phone" Internet Protocol telephony are information services, which are unregulated, or telecommunications services, which are fully regulated. The Report noted that the FCC did not have, as of the date of the Report, an adequate record on which to make any definitive pronouncements. The FCC did, however, note that the record before it suggested that some forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet Protocol telecommunications services.

   While the FCC found that it needed a more complete record to establish new rules, it tentatively concluded that providers of phone-to-phone Internet telephony services should be treated like other providers of telephone service. This means that they should be required to make payments into Federal universal service subsidy programs. To date, the FCC has taken no further action, and has not imposed this obligation on Internet telephony providers. It may do so at some time in the future, however, and such a decision could have a material adverse effect on our business, increasing our costs, and the price at which we can offer our Internet telephony services.

We May be Subject to Sales and Other Taxes

   We do not currently collect sales or other similar taxes for calling cards or services sold through our Web site, other than for calling cards sold to Texas residents. However, one or more states may seek to impose sales tax or similar collection obligations on out-of-state companies, such as ours, which engage in Internet commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of online commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any other country that we should collect sales or other taxes on the sale of cards or services on our system could have a material adverse effect on our operations.

   Legislation imposing a moratorium on the ability of states to impose taxes on Internet-based transactions was passed by the United States Congress last year. The tax moratorium will be in effect only for three years. The same legislation that imposed the moratorium also established an Advisory Commission to consider methods by which states could impose sales taxes on Internet transactions. If the moratorium expires at the end of its three-year term, there can be no assurance that the moratorium will be renewed at the end of such period. Failure to renew the moratorium could allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could have a material adverse effect on our business, financial condition and operating results.

We Need to Expand our Internet Relationships

   Our future also depends in part on developing relationships and improving existing relationships with other online companies. Generally, these relationships have terms of up to one year, are not exclusive and do not provide for guaranteed renewal. We incur certain risks associated with developing relationships with other online companies, including:

  . the possibility that a competitor will purchase exclusive rights to attractive space on one or more key sites;

  . the uncertainty that significant spending on these relationships will increase our revenues to an extent commensurate with increased spending;

  .  delays in the realization of revenues from these expenditures;

  .  increased costs associated with online advertising; and

  . the possibility that attractive online sites will not permit our advertising because such sites also offer services similar to ours or contain advertisements by our competitors.

   If we are unable to secure these relationships and advertising opportunities, or to do so at reasonable costs, our business, financial condition and operating results may be materially adversely affected.

We Face Various Challenges to Increase Our International Sales

   A component of our business strategy is to further expand our sales internationally. Further expansion into the international markets will require management attention and resources. We believe that many of our competitors are also undertaking expansion into international markets. We cannot assure you that we will be successful in further expanding into international markets. Due to the uncertainty regarding our ability to generate revenues from international operations and expanding our international presence, there are certain risks inherent in doing business internationally, including, among others:

  .  regulatory constraints;

  .  legal uncertainty regarding liability;

  .  tariffs and other trade barriers;

  .  political instability;

  .  seasonal reductions in business activity; and

  .  potentially adverse tax consequences.

   We cannot assure you that one or more of these factors will not have a material adverse effect on our international sales.

We Depend on Key Personnel

   We believe that our success will depend on the continued services of our senior management team, especially B. Michael Adler and Michael R. Lanham. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and operating results.

   We also depend on the ability of our senior management and key personnel to work effectively as a team. In particular, we hired Mark C. Levy as Chief Financial Officer and Treasurer in July 1999. Accordingly, our senior management team has had a limited time to work together. We cannot assure you that they will be able to work effectively together. We do not have employment agreements with any of our key personnel. We carry $2.0 million of key person life insurance on the lives of each of B. Michael Adler and Michael R. Lanham.

We Have Discretion as to Use of Proceeds

   The net proceeds we will receive from the sale of the         shares of
common stock offered by us are estimated to be approximately $    million,
after deducting underwriting discounts, the underwriter's non-accountable expense allowance and other estimated offering expenses. The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. We intend to use the net proceeds from this offering for:

  .  expansion of our sales and marketing efforts;

  .  equipment purchases including certain additional back-up systems;

  .  repayment of indebtedness;

  .  software development;

  .  increasing deposits with credit card processing companies; and

  .  general corporate purposes, including working capital.

   Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on our business, financial condition and operating results.

We Face Year 2000 Risks

   Many existing computer programs use only two digits to identify a year. For example, the year 1998 is represented by the number "98" in many system applications. Consequently, January 1, 2000 will be confused in many non-compliant programs as January 1, 1900. These programs were designed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results.

   We are in the process of reviewing the Y2K compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the third quarter of 1999. Our internally developed software accounts for substantially all of the systems needed to operate our Web site. These systems include the software used to provide our Web site's search, customer interaction, transaction-processing and telephone routing functions, as well as firewall, security, monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is Y2K compliant.

   We are also dependent upon the Y2K compliance of our vendors and other third party service providers. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and third parties that provide our Internet access. We are also dependent on telecommunications and Internet vendors to maintain our network. We are currently assessing the Y2K readiness of our third party vendors and service providers to determine the extent to which we may be vulnerable to their failure to address Y2K problems. As part of this assessment, we have sought assurances from these vendors that their software, computer technology and other services are Y2K compliant. We expect this assessment process to be completed during the third quarter of 1999. Based upon the results of this assessment, we may have to develop a remediation plan to partially insulate us from their non-compliance. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. We are unable to control Y2K system issues relating to third parties. We cannot assure you that the Y2K problems of our vendors and service providers will not have a material adverse effect on our business, financial condition and operating results.

   We are also contacting all of our credit card processing companies, Internet service providers, local terminating parties and long distance carriers to determine their Y2K compliance. We are requiring evidence from each of these companies regarding the level of their Y2K readiness and compliance. Once received, we will conduct selected tests to confirm their Y2K readiness.

   The Y2K readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the Y2K compliance of the computer systems and financial services used by the customers. A significant disruption in the ability of customers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our virtual calling cards and services and would have a material adverse effect on us.

We May Need to Seek Additional Capital in the Future

   We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience negative cash flow from operations through at least the fourth quarter of 1999. Our working capital requirements and cash flow provided by operating activities can vary from quarter to quarter depending on revenues, operating expenses, capital expenditures and other factors. We anticipate that the net proceeds of this offering will be sufficient to meet our anticipated needs through at least the next 18 months. Thereafter, we may need to raise additional funds. We may also need to raise additional funds sooner than anticipated to:

  .  fund more rapid expansion;

  .  develop new or enhanced services or products; and

  .  respond to competitive pressures.

   If additional funds are raised through the issuance of equity or convertible debt securities your rights and ownership in our company may be reduced.

   We cannot assure you that additional financing will be available on terms favorable to us or at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to fund planned expansion, take advantage of available opportunities, develop or enhance services or products or respond to competitive pressures. Such inabilities could have a material adverse effect on our business, financial condition and operating results.

We May Issue Equity Securities With Greater Preferences Than Those Held by Our Common Stockholders

   Our Board of Directors has the authority to issue up to 10 million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our common stockholders. Your rights as a holder of common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of:

  .  delaying, deferring or preventing a change in control;

  . discouraging tender offers for your common stock at a premium over its market price; and

  . materially adversely effecting your voting rights and the market price of your common stock.

We have no current plans to issue shares of preferred stock.

Shares Eligible for Future Sale

   Upon completion of this offering, there will be     shares of common stock
outstanding, of which,      shares will be deemed "restricted" under Rule 144
of the Securities Act of 1933. Following the expiration of 180-day and one year lock-up agreements with the representative of the underwriters, shares and shares of the restricted securities will be available for sale in the public market, and the remaining restricted securities will be eligible for sale from time to time thereafter upon expiration of applicable holding periods under Rule 144. Furthermore, the representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

   As of June 30, 1999, there were outstanding options and warrants to purchase 478,005 shares of our common stock. All of the shares issuable upon exercise of such options and warrants are subject to lock-up agreements.

   Immediately after this offering, we intend to register 667,867 shares of common stock subject to outstanding options and reserved for issuance under our stock option plan.

   The sales of a substantial amount of restricted common stock in the public market by our existing stockholders after this offering could adversely affect the market price of your common stock. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

   We have entered into a registration rights agreement with InterVoice, Inc. We have agreed that if we file with the SEC a registration statement InterVoice shall have the right to include all or any number of shares beneficially owned by them in such registration statement. All expenses of such registrations shall be at our expense. If InterVoice, by exercising its registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price of your common stock. InterVoice is not selling any of its shares pursuant to this prospectus.

A Majority of Our Stock is Owned By Our Current Management

   Upon completion of this offering, our executive officers and directors will,
in the aggregate, own approximately    % of our outstanding common stock. As a
result, such persons, acting together, will have the ability to control all matters submitted to you for your approval and to select management. Accordingly, such concentration of ownership may have the effect of:

  .  delaying, deterring or preventing a change in control;

  . impeding a merger, consolidation, takeover or other business combination;

  . discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control; and

  . preventing an increase in the market price of your stock as a result of takeover speculation.

Antitakeover Provisions

   Certain provisions of our Certificate of Incorporation and Bylaws are designed to deter potential takeovers, including provisions that:

  . allow us to divide the Board of Directors into three classes to serve staggered three-year terms;

  .  prohibit the stockholders from taking action by written consent;

  .  restrict the ability of stockholders to call special meetings; and

  . prohibit removal of a director except for cause and upon the affirmative vote of stockholders owning 67% of our voting stock.

   We are also subject to certain provisions of Delaware law that could have the effect of delaying, deterring or preventing a change in control, including
Section 203 of the Delaware General Corporation Law. These provisions prohibit a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met.

   Taken together, the ownership position of our executive officers and directors and their affiliates, the antitakeover provisions in our charter documents and the effect of Section 203 of the Delaware General Corporation Law could discourage potential takeover attempts and make it more difficult for stockholders to effect changes in management. This could prevent an increase in the market price of your common stock as a result of takeover speculation.

We Cannot Assure You That a Market For Your Stock Will Develop

   Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market will develop or be sustained after this offering or that you will be able to sell your common stock should you desire to do so. The initial public offering price will be determined by negotiations between us and the representative of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering.

Investors in this Offering Will Suffer Immediate and Substantial Dilution

   The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment. See "Dilution."

We Do Not Expect to Pay Cash Dividends on Our Common Stock

   We expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of           shares of common stock
offered by us at an assumed initial public offering price of $   per share
(after deducting estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by
us), are estimated to be $       (and an additional $       from the sale of
shares if the underwriters' over-allotment option is exercised in full).

   The net proceeds of the offering will be used for the following purposes:

  . expansion of our sales and marketing efforts (approximately $1.8 million);

  . equipment purchases including certain additional back-up systems (approximately $1.25 million);

  .  repayment of indebtedness (approximately $468,000);

  .  software development (approximately $450,000)

  . increasing deposits with credit card processing companies (approximately $150,000); and

  .  general corporate purposes, including working capital (approximately
     $      ).

   The indebtedness to be repaid is a portion of a $2.0 million credit facility with Eagle Venture Capital, LLC, formerly known as WorldQuest Networks, LLC ("Eagle Venture"), our controlling stockholder. B. Michael Adler, our Chairman of the Board, owns 94% of Eagle Venture. At March 31, 1999, $1.8 million was outstanding under the credit facility. The facility consists of a $1.1 million term loan and a revolving line of credit of up to $900,000. The facility bears interest at 8% per year and the $1.1 million term loan and accrued interest thereon is payable May 5, 2002. Any balance outstanding under the $900,000 revolving line of credit is payable on May 5, 2002, unless demand is made by Eagle Venture for earlier payment, and accrued interest on the line of credit portion is payable on December 18, 1999 and thereafter is payable monthly. Demand for payment of $468,000 of the principal balance of the line of credit portion (with accrued interest thereon) has been made effective upon closing of this offering. The proceeds of this credit facility were used to provide us with working capital.

   Prior to their eventual use, the net proceeds will be invested in high quality, short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid any dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will depend on our results of operations, future earnings, financial condition and capital requirements, applicable restrictions under any credit facilities or other debt arrangements and such other factors deemed relevant by our Board of Directors.

                                 CAPITALIZATION

   The following table sets forth, as of March 31, 1999, our (A) actual short-term debt and capitalization at March 31, 1999 and (B) pro forma to reflect a private placement in May 1999 of 136,638 shares of common stock for $455,000 and the conversion of $200,000 of short-term debt in May 1999 for 60,061 shares (collectively, the "Private Placement") and (C) pro forma as adjusted to
reflect the sale by us of           shares of common stock offered by us at an
assumed initial public offering price of $    per share and the application of
the net proceeds therefrom (after deducting estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us). The information in the table should be read in conjunction with the more detailed consolidated financial statements and notes beginning on page F-1.

                                                 As of March 31, 1999
                                          -------------------------------------
                                                                     Pro forma
                                            Actual      Pro forma   as adjusted
                                          -----------  -----------  -----------
Short-term debt.......................... $   897,174  $   697,174  $
                                          ===========  ===========  ===========
Long-term debt........................... $ 1,100,000  $ 1,100,000  $
                                          -----------  -----------  -----------
Stockholders' equity:
  Preferred stock, $.01 par value;
    10,000,000 shares authorized; none
    issued and
    outstanding actual, pro forma and pro
    forma as adjusted....................         --           --           --
  Common stock, $.01 par value:
    50,000,000 shares authorized;
    3,000,000 issued and outstanding
    actual; 3,196,699 shares issued and
    outstanding pro forma;      shares
    issued and
    outstanding pro forma as adjusted....     300,000      319,670
  Additional capital.....................     609,253    1,244,583
  Accumulated deficit....................  (3,795,251)  (3,795,251)
                                          -----------  -----------  -----------
      Total stockholders' equity
       (deficit).........................  (2,885,998)  (2,230,998)
                                          -----------  -----------  -----------
      Total capitalization............... $(1,785,998) $(1,130,998) $
                                          ===========  ===========  ===========

                                    DILUTION

   Our pro forma net tangible book value (deficiency) at March 31, 1999 was $(2.2) million or $(0.70) per share. Pro forma net tangible book value (deficiency) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the Private Placement. After giving effect to the receipt by us of the net proceeds from the sale of shares of common stock
offered hereby at the assumed initial public offering price of $    per share
and the application of the net proceeds therefrom (after deducting the estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us), our pro forma as adjusted net tangible book value at March 31, 1999 would have been $
or $    per share. This represents an immediate increase in pro forma net
tangible book value of $    per share to the existing stockholders and an
immediate substantial dilution of $    per share to new investors purchasing
shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................        $
    Pro forma net tangible book value per share before this
     offering........................................................ $
  Increase per share attributable to new investors ..................
                                                                      ------
Pro forma net tangible book value per share after this offering......
                                                                             ------
Dilution per share to new investors..................................        $
                                                                             ======

   The following table summarizes as of March 31, 1999, after giving pro forma effect to the Private Placement, the differences between existing stockholders and new investors (before deducting the estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us) with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share.

                                      Shares owned
                                         after          Total
                                      the offering  consideration
                                     -------------- -------------- Average price
                                     Number Percent Amount Percent   per share
                                     ------ ------- ------ ------- -------------
Existing stockholders...............              % $            %     $
New investors.......................                                   $
                                      ----   -----  -----   -----
  Total.............................         100.0%         100.0%
                                      ====   =====  =====   =====

   Eagle Venture owns 2,666,478 shares of our common stock. Eagle Venture paid an average of $0.24 per share for these shares. B. Michael Adler, our Chairman of the Board, owns 94% of Eagle Venture. Each of Mr. Adler and one of our other directors, Hugh E. Humphrey, Jr., have options to acquire 5,000 shares of our common stock for an exercise price of $1.00 per share. Michael R. Lanham, our President and a director, has an option to purchase 167,867 shares at an exercise price of $3.33 per share.

                            SELECTED FINANCIAL DATA

   You should read the selected financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended December 31, 1997 and 1998 and the selected balance sheet data as of December 31, 1998 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 1998 and 1999 and the selected balance sheet data as of March 31, 1999 have been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                           Year ended December 31,    Three months ended March 31,
                          --------------------------  ----------------------------
                              1997          1998           1998            1999
                          ------------  ------------  --------------  --------------
Statement of Operations
 Data:
Retail prepaid calling
 card revenue...........  $        --   $  1,466,322  $          --   $    1,228,351
Wholesale traffic and
 other..................        51,963       375,117          55,350         203,528
                          ------------  ------------  --------------  --------------
  Total revenue.........        51,963     1,841,439          55,350       1,431,879
Cost of sales...........       227,011     2,005,631          95,062       1,233,969
                          ------------  ------------  --------------  --------------
Gross margin (deficit)..      (175,048)     (164,192)        (39,712)        197,910
Selling, general and
 administrative.........     1,102,383     1,115,131         275,024         467,342
Research and
 development............       438,860       186,638          52,097          62,851
                          ------------  ------------  --------------  --------------
Operating loss..........    (1,716,291)   (1,465,961)       (366,833)       (332,283)
Interest expense........       (28,265)     (162,466)        (22,636)        (38,925)
Other income............       155,000        50,000          50,000             --
                          ------------  ------------  --------------  --------------
Loss before income
 taxes..................    (1,589,556)   (1,578,427)       (339,469)       (371,208)
Income tax benefit......           --            --              --
                          ------------  ------------  --------------  --------------
Net loss................  $ (1,589,556) $ (1,578,427) $     (339,469) $     (371,208)
                          ============  ============  ==============  ==============
Weighted-average common
 shares outstanding -
  basic and diluted.....     3,000,000     3,000,000       3,000,000       3,000,000
                          ============  ============  ==============  ==============
Net loss per share -
  basic and diluted.....  $      (0.53) $      (0.53) $        (0.11) $        (0.12)
                          ============  ============  ==============  ==============

                                          At December 31, 1998 At March 31, 1999
                                          -------------------- -----------------
Balance Sheet Data:
Cash and cash equivalents................     $    18,833         $     6,872
Working capital (deficit)................      (2,266,669)         (2,533,747)
Total assets.............................       1,246,774             970,317
Long-term debt...........................       1,129,004           1,100,000
Stockholders' equity (deficit)...........      (2,514,790)         (2,885,998)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "risk factors" in this prospectus.

Overview

   General. We are an international Internet telephony company. We sell virtual prepaid calling cards through our interactive and easy to use Web site and transmit long distance calls at discounted rates through our Internet and traditional networks. We advertise, sell and deliver our virtual calling cards worldwide exclusively through the Internet.

   We were incorporated in October 1996 and began offering services for sale in December of that year. We were formed when the principal shareholder of Eagle Venture decided to pursue Internet telephony opportunities. In conjunction with our formation, Eagle Venture contributed cash and other assets valued at approximately $185,000 (the estimated fair value) in exchange for 100% of our then outstanding common stock. During 1997, Eagle Venture contributed an additional $316,000 to further capitalize us, but received no additional shares of common stock.

   We started our company to develop an international fax business. In May 1998, we changed our business model to focus on providing Internet based telephone services. We began selling prepaid virtual calling cards on our Web site in May 1998. We began routing calls over our enhanced services platform in August 1998.

   Revenues. We receive revenue from two sources, the sale of virtual calling cards and the sale of excess line capacity to other long distance carriers. Our virtual calling cards are sold to our customers worldwide over the Internet through our Web site primarily through credit card purchases. Our wholesale traffic and other revenues are derived from the sale of excess line capacity to other long distance carriers pursuant to short-term contracts and the transmission of facsimile traffic. Revenues from the sale of prepaid virtual calling cards is deferred and recognized as calling services are used. Wholesale traffic revenue is recognized as calls are processed.

   All sales of our virtual calling cards are made over the Internet primarily through credit card purchases. We use credit card processing companies to verify credit cards. Until May 1999, our former credit card processing company restricted the amount of credit card purchases that could be made from us per month. That company also would not allow purchases with non United States issued credit cards. These restrictions prevented us from increasing our sales as rapidly as desired. In May 1999, we began processing with another credit card processing company which sets no limit on our monthly credit card sales and agreed to accept purchases with non United States issued credit cards. We believe these developments may have a positive effect on sales in the near term.

   Accounts receivable consists of amounts owed by credit card processing companies relating to prepaid virtual calling card sales, and amounts owed by telephone companies for processed call traffic. At March 31, 1999, a telephone company accounted for 33% of total accounts receivable. This company accounted for 59% of total accounts receivable at December 31, 1998. At March 31, 1999, a credit card processing company accounted for 48% of total accounts receivable. This company accounted for 26% of total accounts receivable at December 31, 1998. No individual customer accounted for more than 10% of total sales either for the first quarter of 1999 or for 1998. Customers purchase our virtual prepaid calling cards primarily using major credit cards which are reimbursed by credit card processing companies. Accordingly, we do not routinely perform on-going credit evaluations of our customers, but do perform evaluations of our credit card processors. Additionally, we do not require collateral.

   Expenses. Due to our changing business model from fax services to Internet telephony services, we have substantially expanded our infrastructure and increased our capital expenditures and capital lease obligations relating to property and equipment. During the first quarter of 1999, our capital expenditures and payments on capital leases totaled $109,000. These capital expenditures and payments were $202,000 during 1998. As we continue to grow, we expect to expand our infrastructure by increasing our capital expenditures and leases. We expect these expenditures will represent a smaller percentage of sales as our sales volume grows.

   Research and development costs are expensed as incurred and consist primarily of salaries, supplies and contract services.

   Since inception, we have incurred significant losses and, as of March 31, 1999, had an accumulated deficit of $(3.8) million. We expect operating losses and negative cash flow to continue through at least the fourth quarter of 1999. We expect to incur additional costs and expenses related to:

  . marketing and advertising related to traffic generation and brand development;

  .  purchases of equipment for our operations and network infrastructure;

  .  the expansion of our telecommunications network into other countries;

  . the continued development of our Web site transaction processing and network infrastructure;

  .  development and improvement of additional products and services; and

  .  the hiring of additional personnel.

   We have a limited operating history on which to base an evaluation of our business and prospects. In addition, due to the change in our model from fax services to Internet telephony services in May 1998, 1998 operations only include a period of eight months of revenues from Internet telephony services. Therefore, it is not very meaningful to compare 1998 to 1997 because of the different models pursued in each year. You must also consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as e-commerce. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and systems that we use to process customers' orders and payments, improve our Web site, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Results of Operations

   The following table sets forth statement of operations data as a percentage of revenues for the periods indicated:

                                                                Three months
                                                 Year ended     ended March
                                              December 31, 1998     31,
                                              ----------------- --------------
                                                                 1998    1999
                                                                ------   -----
Retail prepaid calling card revenue..........        79.6%         -- %   85.8%
Wholesale traffic and other..................        20.4        100.0    14.2
                                                    -----       ------   -----
  Total revenue..............................       100.0        100.0   100.0
Cost of sales................................       108.9        171.8    86.2
                                                    -----       ------   -----
Gross margin (deficit).......................        (8.9)       (71.8)   13.8
Selling, general and administrative..........        60.6        496.9    32.6
Research and development.....................        10.1         94.1     4.4
                                                    -----       ------   -----
Operating loss...............................       (79.6)      (662.8)  (23.2)
Interest expense.............................         8.8         40.9     2.7
Other income.................................        (2.7)       (90.3)    --
                                                    -----       ------   -----
Net loss.....................................       (85.7)%     (613.4)% (25.9)%
                                                    =====       ======   =====

 Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
 1998

Revenue

   Revenue increased to $1.4 million for the three months ended March 31, 1999 from $55,000 for the comparable period in 1998 as a result of the change in our business model, significant growth of our customer base and an increase in repeat purchases from our existing customers. Of the $1.4 million received for the three months ended March 31, 1999, $1.2 million represents prepaid virtual calling card revenue and the remainder represents wholesale traffic and other revenue, $35,000 of which was derived from a subsidiary which ceased operations in June 1999.

Cost of Sales

   Cost of sales consists primarily of the costs of termination of long distance traffic over our networks. Cost of sales increased to $1.2 million for the three months ended March 31, 1999 from $95,000 for the comparable period in 1998. This $1.1 million increase was primarily attributable to our increased sales volume. We expect cost of sales to increase in future periods to the extent that our sales volume increases.

Operating Expenses

   Selling, General and Administrative. Selling, general and administrative expenses consist of advertising and promotional expenditures, payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. Selling, general and administrative expenses increased to $467,000 for the three months ended March 31, 1999 from $275,000 for the comparable period in 1998, but decreased significantly as a percentage of revenue. Such expenses are expected to continue to decrease as a percentage of revenue during 1999. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to pursue advertising and marketing efforts, expand our network termination locations worldwide, expand our staff and incur additional costs related to the growth of our business and being a public company.

   Research and Development Costs. Research and development costs consist primarily of payroll and related expenses for evaluating and integrating new hardware and software, Web site development and information technology personnel, Internet access and hosting charges and Web content and design expenses. Research and development costs increased to $63,000 for the three months ended March 31, 1999 from $52,000 for the comparable period in 1998. While we will continue to incur expenses for research and development to increase our product line and enhance our services, we expect these expenditures will continue to decrease as a percentage of revenue as our sales volume increases.

Interest Expense

   Interest expense consists of interest charges attributable to capital leases for equipment and to borrowings under a credit facility with our principal stockholder. The increase to $39,000 for the three months ended March 31, 1999 from $23,000 for the comparable period in 1998 is attributable to increased borrowings under the credit facility and new equipment leases entered into after the end of the 1998 quarter.

Other Income

   Other income consists of license fees received from our previous fax services business model. Other income was zero for the three months ended March 31, 1999 as compared to $50,000 for the comparable period in 1998.

Net Loss

   We incurred a net loss of $(371,000) for the three months ended March 31, 1999 as compared to $(339,000) for the comparable period in 1998. Net loss for the three months ended March 31, 1999 was affected by the write off of $140,000 of goodwill in connection with the termination of our Costa Rican operations.

Income Taxes

   As of March 31, 1999, we had $3.1 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2011. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its future realizability. Limitations on the utilization of these carryforwards may result if we experience a change of control, as defined in the Internal Revenue Code of 1986, as amended, as a result of changes in the ownership of our common stock. See note 9 of notes to consolidated financial statements.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenue

   Revenue increased to $1.8 million for 1998 from $52,000 for 1997 as a result of the change in our business model, significant growth of our customer base and an increase in repeat purchases from our existing customers. Of the $1.8 million, $1.5 million represents prepaid virtual calling card revenue and the remainder represents wholesale traffic and other revenue, $220,000 of which was derived from a subsidiary which ceased operations in June 1999.

Cost of Sales

   Cost of sales increased to $2.0 million for 1998 from $227,000 for 1997. This $1.8 million increase was primarily attributable to increased sales volume.

Operating Expenses

   Selling, General and Administrative. Selling, general and administrative expenses remained constant at $1.1 million between 1998 and 1997. Selling, general and administrative expenses decreased significantly as a percentage of revenue due to the low revenue level in 1997.

   Research and Development Costs. Research and development costs decreased to $187,000 in 1998 from $439,000 in 1997. This $252,000 decrease was primarily attributable to a change from a hardware and downloadable software based Internet fax model to a Web page driven prepaid virtual calling card model. Research and development is not as significant under our Internet telephony model as under our facsimile transmission model.

Interest Expense

   Interest expense increased to $162,000 in 1998 from $28,000 in 1997 as a result of increased borrowings under a credit facility with our principal stockholder and new equipment leases entered into during 1998.

Other Income

   Other income was $50,000 for 1998 as compared to $155,000 for 1997.

Net Loss

   We incurred a net loss of $(1.6) million in each of 1998 and 1997 as we changed our business model from a fax services to Internet telephony services company and developed an infrastructure for future growth.

Income Taxes

   As of December 31, 1998, we had approximately $2.9 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2011. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its future realizability. Limitations on the utilization of these carryforwards may result if we experience a change of control, as defined in the Internal Revenue Code of 1986, as amended, as a result of changes in the ownership or our common stock. See note 9 of notes to consolidated financial statements.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through a $2.0 million credit facility with our principal stockholder, private sales of equity and cash generated from operations. As of March 31, 1999, we had approximately $7,000 of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under capital leases for equipment, obligations under leases and contracts for long distance transmissions and our credit facility with our principal stockholder.

   Outstanding amounts owed to our principal stockholder as of March 31, 1999 were $1.8 million and as of December 31, 1998 were $1.7 million. In May 1999, we amended our credit facility with our principal stockholder to convert $1.1 million to a term loan bearing interest at 8% per annum with interest and principal payable May 5, 2002. Our principal stockholder also agreed at such time to convert $200,000 of the loan into 60,061 shares of our common stock, at a conversion price of $3.33 per share. We also continue to have a $900,000 line of credit with our principal stockholder, $468,000 of which was drawn and outstanding as of the date of the amendment. Demand for payment of the $468,000 has been made effective upon the closing of this offering, and we intend to repay such amount from the proceeds of this offering.

   Net cash (used in) provided by operating activities was $49,000 for the three months ended March 31, 1999, $(661,000) in 1998 and $(1.0 million) in 1997. Net cash used in operating activities for 1998 and 1997 primarily consisted of net operating losses as well as increases in personnel, accounts receivable, and deposits and other assets, partially offset by increases in accounts payable, deferred revenue, accrued expenses and depreciation and amortization. The increase in working capital during the fiscal quarter ended March 31, 1999 was primarily due to a lower net loss and a decrease in the accounts receivable balance.

   Net cash used in investing activities consists of additions to property and equipment, including computer equipment and Internet gateways for voice over the Internet transmission. Net cash used in investing activities was $84,000 for the three months ended March 31, 1999, $148,000 in 1998 and $111,000 in 1997. During 1999, we expect to spend approximately $330,000 in capital expenditures, of which $160,000 will be for gateway servers, $20,000 for a data base server, $100,000 for software and $50,000 in miscellaneous other equipment. Through March 31, 1999, $84,000 of such amount had been spent.

   Net cash provided by financing activities was $22,000 for the three months ended March 31, 1999, $841,000 for 1998 and $1.1 million for 1997. Net cash provided by financing activities for 1998 and 1997 was affected by higher levels of borrowings under our credit facility with our principal stockholder and for 1997 was affected by a capital contribution of $316,000 from our principal stockholder. During 1999, we expect to spend approximately $150,000 under capital leases for a switching platform.

   We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 18 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which requires disclosure of total comprehensive income in interim and annual financial statements. We adopted SFAS 130 during 1998. There were no items of other comprehensive income for 1998 and 1997.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which requires disclosure by public companies of information related to a company's operating segments, as defined. We have adopted SFAS 131 for 1998.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. SOP 98-1 is not expected to have a material impact on our results of operations, financial position or cash flows.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" ("SFAS 133"), which provides a comprehensive and consistent standard for the recognition and measurement of derivative and hedging activities. We will be required to adopt SFAS 133 at the beginning of fiscal 2001. We have not yet assessed the impact SFAS 133 will have on our results of operation, financial position or cash flows. However, we currently have no derivatives or financial instruments that would be impacted by SFAS 133.

Year 2000

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and third parties that provide our Internet access. We are also dependent on telecommunications and Internet vendors to maintain our network.

   We are in the process of reviewing the year 2000 compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the third quarter of 1999. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and delivery functions, as well as monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

   We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software used in accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have expensed amounts incurred in connection with year 2000 assessment since our formation through March 31, 1999. Such amounts have not been material. We expect this assessment process to be completed during the third quarter of 1999. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. We expect to complete any required remediation during the third quarter of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined; therefore, we have not developed a budget for these expenses. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.

   We are also contacting all of our credit card processing companies, Internet service providers, local terminating parties and long distance carriers to determine their year 2000 compliance. We are requiring evidence from each of these companies regarding the level of their year 2000 readiness and compliance. Once received, we will conduct selected tests to confirm their year 2000 readiness.

   The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

   At this time, we have not yet developed a contingency plan to address situations that may result if our vendors or we are unable to achieve year 2000 compliance because we currently do not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

                                    BUSINESS

   We are an international Internet telephony company. We carry international long distance calls over our own enhanced services platform through one of two methods. We transmit calls over our own Internet network, which involves transmission through our Internet gateways. In the country of destination, we have contractual arrangements with local parties to terminate the calls. We also transmit calls over our network of traditional long distance telephone lines. This network consists of leased capacity from other international long distance carriers who carry our calls at discounted rates through their international telephone lines.

   All of our calls are made from phone-to-phone over our networks. The voice quality of our Internet carried calls is virtually the same as an international telephone call carried over a traditional telephone line. We believe consumers are more familiar and comfortable using telephones to make call, as opposed to computers which have historically been used for Internet telephony.

   We advertise, sell and deliver our prepaid long distance virtual calling cards worldwide exclusively over the Internet through our interactive and easy to use Web site. Our Web site can be found at www.wqn.com. We focus on the international long distance market, with particular emphasis on the calling patterns between the United States and various countries. Our virtual calling cards may be used to call from the United States to other countries, to call from other countries to the United States, or to call between countries outside the United States

   We also buy, at a discount, virtual calling cards processed through other companies' platforms and sell them to our customers. We sell these virtual calling cards for calls from the United States to other countries where we have not established our own Internet network and where our negotiated rates with our international long distance carriers are not as favorable.

Industry Overview

   The Internet is an increasingly significant interactive global medium for communication, information and commerce. International Data Corporation, a market research firm, estimates that the number of users who make purchases over the Internet worldwide will grow from 31 million in 1998 to more than 183 million in 2003.

   Emergence of Internet Telephony. TeleGeography, a market research firm, estimates that revenues from international long distance traffic will grow from $65.9 billion in 1997 to $77.5 billion in 2001, with consumers and businesses making an estimated 128.7 billion minutes of international long distance calls in 2001. However, traditional international long distance calls routed over domestic and foreign public switched telephone networks are still relatively expensive for the consumer. The primary reason for this expense is tariffs set by foreign governments and carriers that are passed on to consumers in the form of higher long distance rates.

   Internet telephony has emerged as a low cost alternative to traditional long distance telephony. Internet telephone calls are less expensive than traditional international long distance calls primarily because these calls are routed over the Internet. The use of the Internet bypasses a significant portion of international long distance networks and the relevant tariffs. Also, routing calls over the Internet is more cost-effective than routing calls over traditional circuit-switched networks, because the packet-switching technology that enables Internet telephony is more efficient than traditional circuit-switched voice technology. Packet-based networks, unlike circuit-based networks, do not require a fixed amount of bandwidth to be reserved for each call. This allows voice and data calls to be pooled, which means that packet networks can carry more calls with the same amount of bandwidth. This greater efficiency creates network cost savings that can be passed on to the consumer in the form of lower long distance rates.

   Problems of Existing Internet Telephony. The growth of Internet telephony has been limited to date due to poor sound quality attributable to technological issues such as delays in packet transmission and bandwidth limitations related to Internet network capacity and local access constraints. However, recent improvements in packet-switching and compression technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions. In addition, the use of private networks to transmit calls as an alternative to the public Internet is helping to alleviate capacity constraints.

   Several large long distance carriers, including AT&T and Sprint, have announced Internet telephony service offerings. However, many of these service offerings have not been deployed on a large scale. Many also require users to purchase other telecommunications services or allow only domestic calling. Smaller Internet telephony service providers also offer low-cost Internet telephony services from personal computers to telephones and from telephones to telephones. We also believe that existing Internet telephony service providers rely upon technologies and systems that lack large-scale billing, network management and monitoring systems, and customer service capabilities required for the integration of voice communication into the Web.

   In addition, many other companies currently provide Internet telephony software and services that allow Internet telephone calls to be made between personal computers. However, most of these companies require both the initiator and the recipient of the call to have the same software installed on their personal computers and to be online at the same time.

   Prepaid Calling Card Industry. According to The PELORUS Group, a market research firm, the market for prepaid calling cards has grown from an estimated $300.0 million in 1993 to an estimated $2.8 billion in 1998. PELORUS predicts that this market will rise to $10.9 billion in 2003. According to PELORUS, there were 30 million prepaid calling cards sold in the United States in 1993 and 400 million sold in 1998. PELORUS predicts there will be 652 million cards sold in the United States in 2003. This growth is attributed to three trends according to PELORUS. First, the larger telecommunications companies have come to understand the strategic and financial benefits of prepaid calling cards. Second, consumers are becoming more aware of various advantages of prepaid cards. Third, businesses are beginning to purchase prepaids as a means of controlling telephony costs and simplifying record keeping. We believe that the affordable pricing, convenience and enhanced features of prepaid calling cards has attracted price sensitive customers, business travelers, international callers and other users of long distance service. Also, while prepaid calling cards are relatively new in the United States, they have been a widely used and accepted method of making telephone calls in Europe and Asia since the 1970's.

   Problems with Traditional Prepaid Calling Card Industry. Manufacturers of traditional prepaid long distance calling cards face numerous issues and costs. These include costs associated with physical production of the actual cards, security issues and costs to prevent theft during storage and transport, and inventory costs to maintain cards at potentially numerous physical locations. Manufacturers must also establish and maintain a retail distribution network. Traditional prepaid long distance calling cards are typically sold through multiple retail outlets familiar to consumers. These outlets include grocery stores, convenience stores, discount retail stores, gas stations and stores targeting resident nationals from other countries. The typical arrangement to induce a retailer to carry prepaid cards in stores or in dispensing machines involves providing the retailer with an inventory on consignment and allowing the retailer a substantial commission on the sale of each card, thus adding additional costs for the manufacturer.

   We also believe that manufacturers using traditional store-based retailers face a number of challenges in providing a satisfying combination of products to its customers, including:

  . the number of prepaid cards and the variety available is constrained by the limited shelf space available in the retail outlet, thereby limiting selection for consumers;

  . security issues for this type of inventory are a disincentive to many traditional store-based retailers;

  . due to the cost of carrying inventory in multiple store locations, traditional store-based retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection; and

  . the ability to make sales is limited to the hours the traditional store-based retailers are open for business.

   In addition, we believe that many consumers find the shopping experience to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the inconvenience of having to leave home to purchase something that can be sold and delivered another way.

WorldQuest Networks Solution

   Internet Telephony. We believe we provide a superior international telephony service. All of our calls are made from phone-to-phone over our network of leased dedicated international and local long distance lines or over our Internet network using Internet gateways. The voice quality of our Internet carried calls is virtually the same as an international telephone call carried over a traditional telephone line and our customers do not experience transmission delays experienced with earlier Internet telephony. We believe consumers are more familiar and comfortable with telephones to make calls, as opposed to computers. Also, it is not necessary to have special hardware or software on a personal computer to make calls using our network. Once we have electronically issued a virtual calling card and a toll free access number to a customer, it is not necessary to have a personal computer to make a call from the United States to other countries. For calls from other countries to the United States or another country, a standard personal computer with access to the Internet is used to communicate with our Web site to initiate a call and then the call is completed by our calling platform phone-to-phone. We are focusing our marketing efforts on developing countries that have high international long distance rates and significant calling traffic to the United States or other countries.

   Prepaid Virtual Calling Cards. We believe our e-commerce solution provides consumers with a wide range of product choice and a superior shopping experience. We market, sell and deliver our prepaid virtual calling cards worldwide exclusively over the Internet within seconds of the customer's decision to buy. We deliver virtual cards to our customers electronically through our Web site once the electronic purchase has been completed. This allows our customers to use them immediately to place long distance calls. It allows us to avoid the cost of physically printing, storing, safeguarding and delivering actual calling cards. We also avoid the necessity of negotiating with and maintaining a retail distributor network to sell and distribute our cards.

   Our virtual calling cards give us the flexibility of promptly changing the rates and features to respond to changing consumer demand, rather than having an inventory of physical cards with set features that cannot be changed until all are recalled or used. This also allows us to offer and test several different types of virtual calling cards with varying pricing features, thus providing a greater selection to our customers.

   Our Web site is accessible 24 hours per day, seven days a week, so we are not constrained by the hours that a retail store would be open for business. Our Web site may also be reached from the customer's home or office. The customer is not required to physically travel to another location to make a purchase and receive delivery. Our online purchasing and delivery also allows us to deliver a broad selection of products to customers worldwide in rural or other locations that do not have convenient access to physical stores.

Business Strategy

   Our goal is to be a leading worldwide Internet telephony company. Our objective is to increase our revenues through increasing our customer base and the number of countries we access through our Internet network. The strategy to achieve our goal and take advantage of market opportunities includes:

   Identify Target Countries and Customer Groups. Our strategy is to provide international long distance service to and from countries which have high numbers of international long distance calls. We also target countries that have high international long distance rates, which normally means full deregulation has not yet occurred. We determine these countries through research of publicly available international long distance calling patterns and other sources.

   Advertise on Web Sites and Portals Frequented by Target Groups. Once we have identified a desired country and customer group, we research Web sites and portals frequently visited by this customer group in the

United States and abroad. When a desirable Web site or portal has been found, we negotiate our advertising arrangement and place a banner ad on the Web site which connects directly to our Web site (www.wqn.com) when "clicked" by the customer. By advertising in this way, we do not need physical retail sites to store and display calling cards. The use of banner advertising on Internet Web sites and portals allows us great flexibility in marketing. Banners can be changed easily and quickly to feature new rates, seasonal specials, new art work and new destinations. We placed our first banner ad on another Web site in April 1998 and currently have banner ads on seven Web sites.

   Increase Our Name Recognition. We believe that brand name recognition is an important component of customer loyalty. Our goal is for our Web site to be a preferred Internet destination of choice for international long distance telephone customers. We plan to increase our name and product recognition through increased advertising on other Web sites and portals, direct e-mail marketing to e-mail lists of our Internet service providers and other select mailing lists, e-mail communications with our customer base and other promotional activities.

   Place Internet Gateways in Countries Currently Served and in Additional Countries. Our future profitability is based in large part on our ability to transmit our customers' international long distance telephone calls on a cost effective basis over the Internet. We intend to place additional Internet gateways in certain countries currently served and in additional countries. By extending our Internet network, we expect to be able to lower our transmission costs for international long distance calls.

   Continue to Offer Enhanced Services and Products. We offer a selection of virtual cards targeted with special rates for various international markets. We intend to develop and offer additional products and services that complement our existing products and services. We will evaluate and test these new products and services and introduce them when we believe they will be accepted by customers.

   Promote Repeat Purchases. We are focused on promoting customer loyalty, building repeat purchase relationships with our customers, leveraging our customer acquisition costs and maximizing the lifetime value of our customer relationships. As our customer base grows, we continue to collect significant data about our customers' buying preferences and habits in an effort to increase repeat purchases by existing customers. We intend to maximize the value of this information by delivering meaningful information and special offers to our customers via e-mail and other means. From inception through March 31, 1999, we had sold virtual calling cards purchased with approximately 27,500 separately identifiable credit cards. Of these separately identifiable credit cards, 8,939 had made more than two repeat purchases, 2,069 had made more than 10, 456 had made more than 25, and 88 had made more than 50 repeat purchases.

   Focus on Convenience. We believe the most successful Internet Web sites are those which allow a customer to complete the purchase transaction while connected to the Web site. Our "buy it now, use it now" approach to our product marketing permits the customer to make a purchase and begin using the product within two to three minutes depending on the speed of the customer's Internet connection.

Our Telephone Service Products

   We sell virtual prepaid calling cards over the Internet. They are virtual because we do not issue a physical card. Rather, we electronically issue a personal identification number, or PIN, to the customer when the electronic purchase transaction is completed. Once sold, the virtual calling card can be used immediately to make international and domestic long distance calls. During the first quarter of 1999, on average, 53.1% of the minutes purchased on our virtual calling cards were used within three days of purchase, 85.1% within 13 days and 94.7% within 30 days. We believe this rapid use and the convenience of our Web site and our "buy it now, use it now" capability fosters repeat purchases and repeat customers.

   Our system functions as follows. A potential customer accesses our Web site follows the prompts to enter the credit card information to purchase the virtual calling card, we verify the credit card within seconds and the confidential PIN and a toll free number is displayed for the customer to record, and the virtual calling card can be used immediately to place a call. The customer information becomes part of our data base for future reference.

   U.S. Access. Our U.S. Access virtual calling cards provide access to our network for calls from the United States to more than 241 countries and territories. When using the U.S. Access virtual calling card for a call from the United States to another country, the customer uses a touch tone telephone to dial a toll free number and enters the PIN and the telephone number the customer seeks to reach. Our enhanced services platform determines the virtual calling card is valid and the number of call minutes remaining on it, based on the rate for the country being called. The platform then completes the call and reduces the available credit balance on the virtual calling card at the conclusion of the call.

   World Access. When using the World Access virtual calling card for a call from another country to the United States or from country to country outside the United States, the customer initiates the call through the Internet by accessing our Web site and going to the world access page. On this page, a virtual card is displayed and the customer enters the telephone number where he or she is, the telephone number he or she wants to call and his or her PIN and then "clicks" on the call button. This information is transmitted over the Internet to our platform. The platform determines the virtual calling card is valid and has a sufficient balance and then routes a call to the customer at the number where he or she is. When the customer answers, the platform completes the call by connecting to the number the customer wanted to call. This feature allows customers to make calls from anywhere in the world at our international United States long distance rates using the virtual calling card and Internet access to our Web site and platform.

   In certain countries where we have an Internet gateway, we can e-mail to customers a local telephone number to dial. This number connects to our platform the same as if the toll free number in the United States had been dialed and the process is the same from that point. This feature allows a customer to place a call from that country to the United States or another country with a touch tone telephone and without the need for Internet access to our Web site and platform. These calls are also at our international United States long distance rates.

   Phone Collect. Another service we have recently launched and intend to make available in the fourth quarter of 1999 is our Phone Collect service. While on our Web site and after going to the Phone Collect page, a customer will be able to enter his or her name and address and we will issue a Phone Collect PIN without charge. The customer will then be able to enter his or her PIN and the telephone number where he or she is and "click" on the call button. This information will be transmitted over the Internet to our platform. Our platform will dial a United States operator service company and route a call to the customer at the number where he or she is. When the customer answers, he or she will have a connection to a United States operator and can place a collect or operator assisted call. We will be paid by the United States operator service company for the call.

   Resale of Virtual Calling Cards. We also buy, at a discount, virtual calling cards processed through other companies' platforms and sell them to our customers on our Web site as our virtual calling cards. We sell these virtual calling cards for calls from the United States to other countries where we have not established our own Internet network and where our negotiated rates with our international long distance carriers are not as favorable. We estimate that approximately 80% of our revenues for the three months ended March 31, 1999 and during 1998 were generated from these virtual calling cards processed through other companies' platforms. As we increase our infrastructure and negotiate better rates with international carriers, it is expected that the resale of these virtual calling cards will become a less significant part of our total business.

Our International Networks

   Our Enhanced Services Platform. Our enhanced services platform is a specialized telephone switch. It is connected to our Web site and data base and to our network of outgoing and incoming telephone lines and

Internet lines. It sets up all customer account and PIN information when a virtual calling card is purchased and immediately activates the virtual calling card so it can be used at the time of purchase. The platform also accepts and evaluates all calls from virtual calling card holders over the toll free number and over the Internet and confirms the validity of the virtual calling card and remaining balance. We have also programmed into the platform a lowest cost routing matrix. This matrix automatically routes each call over the route most economical to us. This means it will select our international carrier with the lowest rate or the Internet if we have a gateway in the call destination country. We believe our platform can currently support approximately 384 simultaneous calls and over 4 million minutes of traffic per month. Our platform is expandable to carry more traffic by adding additional telephone trunks and line cards. Focusing on the international market, the use of our platform is spread throughout the day as a result of the different world time zones. Many of our calls are routed during night time in Dallas.

   Our Internet Gateway Network. We presently have international gateways operational in Mexico and Indonesia, and we are negotiating for installations in India, Sri Lanka and Brazil. We also have domestic gateways operational at our offices in Dallas and at 60 Hudson Street in New York City. We intend to place Internet gateways in various other countries. Before we place a gateway in another country, we enter into contractual relationships with local persons or entities to operate them. We typically own or lease the gateway or have the right to purchase it and the local person or entity is responsible for procuring local Internet provider connection and local telephone lines and complying with local law. Our contracts with the local person or entity are generally for a one year term and are renewable unless either party declines to renew. We pay the local person or entity a negotiated rate per minute for terminating or originating calls through the gateway.

   Our gateways allow for voice quality transmission through the Internet. The historical poor sound quality of Internet voice transmission is due to the Internet not being created for simultaneous voice traffic. Unlike conventional voice communication circuits, in which the entire circuit is reserved for a call, Internet telephony uses packet switching technology, in which voice data is divided into discrete packets that are transmitted over the Internet. These packets must travel through several routers in order to reach their destination, which may cause misrouting, and delays in transmission and reception. Our gateways connect the packet switched data transmitted over the Internet to circuit switched public telephone networks. This virtually eliminates the delay and any distinction in voice quality for transmissions over the Internet.

   Our Internet gateways enable us to route voice quality calls through our enhanced server platform to and from the country via the public Internet or private intranet networks such as a frame relay network. The cost of these calls is based on the local telephone rates for the country where the gateway is located. They are not based on international or local long distance rates.

   From inception through March 31, 1999, approximately 25% of the minutes transmitted through our platform were carried through our Internet gateway network. As we add Internet gateways, we believe this percentage will increase.

   Our Leased Lines Network. We also lease international telephone lines to transmit calls. Our lease agreements obligate the carriers to terminate calls routed by us to them at different rates for different countries and territories. With these agreements, we have access to more than 241 countries and territories. Leased capacity is typically obtained on a per-minute basis or point-to-point fiscal cost basis. Our agreements are short-term agreements. Rates are adjusted approximately every 30 days, are based on volume and our rates generally decline as volume increases. We are dependent on these carriers to transport our calls, and the loss of one or more of them as a source for transporting calls could have a material adverse affect on us. However, we believe there are numerous international long distance carriers that transport calls to the countries we desire to target and we believe we could replace any of the carriers we lost. If the rates of any replacement carrier are higher, or our existing carriers raise their rates, our profit margins would decrease. From inception through March 31, 1999, approximately 75% of the minutes transmitted through our platform were carried through our leased international network.

Credit Card Processing Arrangements


   All sales of our virtual calling cards are made over the Internet through credit card purchases. We use credit card processing companies to verify credit cards. These companies are connected to our platform and data base and verification or denial is usually accomplished within seconds. We pay these processing companies a percentage of sales as their fee. Until May 1999, our former credit card processing company restricted the amount of credit card purchases that could be made from us per month. That company also would not allow purchases with non United States issued credit cards. These restrictions prevented us from increasing our sales as rapidly as desired. In May 1999, we began processing with a new processing company which sets no limit on our monthly credit card sales and agreed to accept purchases with non United States issued credit cards. These changes will allow us to aggressively seek to increase our sales, and will open our market for non United States purchased virtual calling cards. We plan to use a portion of the proceeds of this offering to further increase our allowed base for credit card sales by increasing the deposits we maintain with our processing companies. We believe these developments may have a positive effect on sales in the near-term.

Sales and Marketing

   We have developed a marketing strategy based on increasing customer traffic to our Web site and strengthening our brand name.

   Internet Advertising. We have taken a selective approach in our advertising strategy. We attempt to maximize the return from promotional expenditures by choosing advertising media based on the cost relative to the likely audience and ability to generate increased traffic for our Web site. We identify a country and customer group to whom we desire to market our virtual calling cards.

   We place advertisements on various Web sites frequently visited by this customer group in the United States and abroad. These advertisements usually take the form of banner ads that encourage readers to click through directly to our Web site.

   We also advertise on Internet portals. An Internet portal is a super Web site with search engines and multiple services available to site visitors. We believe that placing banner advertising on these and other portals may significantly increase our targeted exposure to prospective customers and increase our name identity.

   Customer Electronic Mail Broadcasts. We actively market to our base of customers through e-mail broadcasts. All new virtual calling card purchasers are automatically added to our electronic mailing list, which consists of over 36,800 prior purchasers and Internet customers of our local Internet service providers in other countries. We currently send more than 5,000 e-mail messages each month announcing new rates, new countries, new products and new features.

   Electronic Mail to Select Mailing Lists. We also plan to deliver e-mail broadcasts to certain select mailing lists from time to time announcing pertinent information, including the addition of a new country, new products and rates.

   Other Methods. We will continually review other potential cost-effective methods of advertising and marketing our products and services through the Internet. Such methods may include the use of an affiliate program, chat rooms, video e-mail and other methods.

Customer Support and Service

   We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat purchases is dependent, in part, on the strength of our customer support and service operations and staff. Our customer support and service personnel are available from 9:00 a.m. to 5:00 p.m. Central Time, five days a week to provide assistance via e-mail or telephone. They are responsible for handling all customer inquiries.

   We provide pre- and post-sales support via both e-mail and telephone service during business hours. If a customer has encountered a problem in ordering or using our products, our customer service department will take the call, or the e-mail, and respond immediately. If the virtual calling card is from our own inventory and operates on our enhanced services platform, problems can be resolved immediately and always within one business day. For virtual calling cards that we sell as a reseller, directing traffic through someone else's switch, we are able to respond to the customer immediately but resolution of the matter may take up to two business days.

   Our Web site has been designed around industry standard architectures to reduce downtime in the event of outages or catastrophic occurrences. Our Web site provides 24 hour a day, seven day a week availability. Our Web site operations staff consists of systems administrators who manage, monitor and operate our Web site. The continued uninterrupted operation of our Web site is essential to our business, and it is the job of the site operations staff to ensure, to the greatest extent possible, the reliability of our Web site. We provide our own connection to the Internet through MCI Worldcom/UUNET's backbone and through SAVVIS's backbone. We believe that these telecommunications and Internet service facilities are essential to our operation and we anticipate upgrading these facilities as volume and demand for our services grow.

Technology

   We use a combination of our own proprietary software applications and commercially available licensed technology to conduct our Internet and telephone routing operations.

   Proprietary Technology. We have developed proprietary customer software which permits a customer to purchase a virtual calling card on our Web site using a credit card and to have the virtual calling card delivered while on our Web site. We have also developed proprietary customer software to allow our world access virtual calling cards and phone collect PINs to initiate calls through regular telephone lines using our Web site and enhanced services platform, and we have developed various proprietary credit and fraud management applications which aid us in checking credit and limiting fraudulent transactions.

   Our engineering staff consists of three software development engineers and consultants. We historically have developed and expect to continue to develop proprietary software internally. Our engineering strategy focuses on the development of our Web site, which includes the enhancement of features and functionality of our existing software components, the development of additional new software components, and the integration of off-the-shelf components into our systems.

   Commercially Available Licensed Technology. Our strategy has also been to license commercially available technology whenever possible rather than seek a custom-made or internally-developed solution. We believe that this strategy enables us to reduce our operating costs and to respond to changing demands due to growth and technological shifts. This strategy also allows us to focus our development efforts on creating and enhancing the specialized, proprietary software applications that are unique to our business. Listed below are some of our key architectural components:

  . High speed links to the Internet through MCI Worldcom/UUNET's and SAVVIS's backbones;

  . Dell 2300 and 4300 Servers for Web and data base application running Windows NT and Oracle;

  . Microsoft Internet Information Server 4.0 has been chosen for its ability to secure sensitive customer information through SSL encryption; and

  . Oracle 8i and Microsoft SQL Servers are the relational database providers. All customer names and addresses, PINs, number of purchases and call records are stored within these data bases.

Government Regulation

   Regulation of the Internet. The United States Congress and the Federal courts have taken actions that, in some cases impose some forms of regulation on the Internet, and in other cases protect the Internet from regulation. For example, Congress has recently adopted legislation that regulates certain aspects of the Internet. This includes restrictions on some forms of content. These regulations have had mixed success in the Federal courts. The Supreme Court has struck down some restrictions on indecent content, but has upheld other restrictions on harassing Internet messages. Conversely, Congress last year passed legislation that imposes a moratorium on the imposition of new taxes on internet transactions for three years. At the same time, numerous new bills have been proposed that would further regulate various aspects of Internet commerce, and ensure the continued deregulation of others. It is impossible to say at this time whether and to what extent the Internet may ultimately be regulated by the United States government.

   The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. As with the United States Congress, the European Union, and the governments of individual foreign countries, are actively considering proposed legislation that could result in new regulations on the Internet. Increased regulation of the Internet may decrease its growth, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies. As a result, these laws do not contemplate or address the unique issues of the Internet and related technologies.

   Potential Regulation of Internet Telephony. To our knowledge, there are currently no domestic and few international laws or regulations that prohibit the transmission of voice communications over the Internet. If Congress, the FCC, state regulatory agencies or governments of other countries impose substantial regulations relating to Internet telephony, the growth of our business could be adversely affected. In the United States, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation telecommunication services provided over the Internet. State public utility commissions may also attempt to regulate the provision of intrastate Internet telephony services. In late 1998 and early 1999, however, the FCC issued two decisions that suggest that all transmissions over the Internet may be jurisdictionally interstate, and these decisions may restrict the ability of state public utility commissions to regulate Internet telephony. Internationally, a number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony.

   On April 10, 1998, the FCC issued a Report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the Report, the FCC indicated that it would examine the question of whether any forms of "phone-to-phone" Internet Protocol telephony are information services, which are unregulated, or telecommunications services, which are fully regulated. The Report noted that the FCC did not have, as of the date of the Report, an adequate record on which to make any definitive pronouncements. The FCC did, however, note that the record before it suggested that some forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet Protocol telecommunications services.

   While the FCC found that it needed a more complete record to establish new rules, it tentatively concluded that providers of phone-to-phone Internet telephony services should be treated like other providers of telephone service. This means that they should be required to make payments into Federal universal service subsidy programs. To date, the FCC has taken no further action, and has not imposed this obligation on Internet telephony providers. It may do so at some time in the future, however, and such a decision could have a material adverse effect on our business, increasing our costs, and the price at which we can offer our Internet telephony services.

   State Laws. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues could reduce demand for our services or increase the cost of doing business. In addition, because our services are accessible worldwide, and we facilitate the sale of goods to users worldwide, other jurisdictions may claim that we are required to comply with their laws. We are qualified to do business in Delaware and Texas only, and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, financial condition and operating results.

   Sales Taxes. We do not currently collect sales or other similar taxes for virtual calling cards or other services sold through our Web site, other than for virtual calling cards sold to Texas residents. However, one or more states may seek to impose sales tax or similar collection obligations on out-of-state companies, such as ours, which engage in Internet commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of online commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the sale of virtual calling cards or services on our system could have a material adverse effect on our operations.

   Legislation imposing a moratorium on the ability of states to impose taxes on Internet-based transactions was passed by the United States Congress last year. The tax moratorium will be in effect only for three years. The same legislation that imposed the moratorium also established an Advisory Commission to consider methods by which states could impose sales taxes on Internet transactions. If the moratorium expires at the end of its three-year term, there can be no assurance that the moratorium will be renewed at the end of such period. Failure to renew the moratorium could allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could have a material adverse effect on our business, financial condition and operating results.

Competition

   With respect to prepaid calling cards, we compete with many of the largest telecommunications providers, including AT&T, MCI WorldCom, Cable & Wireless and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid calling card market, including PT-1 Communications, Inc., RSL Communications, IDT Corp., SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, LLC and Telegroup, Inc. We may also compete with large operators in other countries. These companies may have larger, more established customer bases and other competitive advantages. Deregulation in other countries could also result in significant rate reductions. We believe that additional competitors will be attracted to the prepaid card market. These competitors include Internet-based service providers and other telecommunications companies. Competition from existing or new competitors could substantially reduce our revenues from the sale of these cards. A general decrease in telecommunication rates charged by international long distance carriers could also have a negative effect on our operations.

   An increasing number of large, well-capitalized companies are entering the market for Internet telephony products and services. As a result, we may not be able to compete effectively with our competitors in this market, or to increase our customer base. Various major long distance providers, including AT&T, Bell Atlantic Corporation and Deutsche Telekom AG, as well as other major companies, including Motorola, Inc., Intel Corporation and Netscape Communications Corporation, have all entered or plan to enter the Internet telephony market, in some cases by investing in companies engaged in the development of Internet telephony products. Our competitors also include a number of companies that have introduced services that make Internet telephony solutions available to businesses and consumers. Net2Phone, Delta Three, ITXC Corp. and OzEmail Limited, which was recently acquired by MCI WorldCom, provide a range of Internet telephony services to consumers and businesses that are similar to the ones we offer. Several companies, including industry leaders, including AT&T, Sprint and Qwest Communications, have announced their intention to offer these services on a wider basis in both the United States and internationally.

   In addition, we compete in the market for Internet telephony services with companies that produce software and other computer equipment that may be installed on a user's computer to permit voice communications over the Internet. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting. Also, a number of large companies, including Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited, Neura Communications and Dialogic Corp. offer or plan to offer server-based Internet telephony products. These products are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones.

   We believe that the principal competitive factors affecting our market in no particular order are:

  .  price and rates;

  .  quality of transmission;

  .  product accessability and ease of use;

  .  customer service;

  .  brand recognition;

  .  Web site convenience and accessibility;

  .  targeted marketing directly to probable users of the services;

  .  quality of search tools; and

  .  system reliability.

   Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We cannot assure you that we will be able to compete successfully against current and future competitors. As a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, financial condition and operating results.

   New technologies and the expansion of existing technologies may increase competitive pressures by enabling our competitors to offer lower-cost services. Certain Web-based applications that direct Internet traffic to other Web sites may channel users to services that compete with us. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors or charge us substantial fees for inclusion. The occurrence of any of these events could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property and Other Proprietary Rights

   Our success depends in part upon our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We protect our proprietary software through United States copyright laws, and the source code for our proprietary software is protected under trade secret laws. In December 1996, we applied to the United States Patent and Trademark Office to register the trademarks: "WorldQuest" and "WorldQuest Networks." In April 1999, the Patent and Trademark Office granted us a notice of allowance for "WorldQuest" for communication services, both voice and facsimile transmissions. In October 1997, the Patent and Trademark Office issued a notice of publication regarding our application to register "WorldQuest Networks" as a trademark. In response to that notice, Qwest

Communications filed a notice of opposition in September 1998, which is currently pending before the Patent and Trademark Office. If we do not prevail, we will not be able to obtain a registered trademark for "WorldQuest Networks" and we could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after it has been granted. Thus, we could also face a cancellation proceeding with the Patent and Trademark Office relating to our trademark for "WorldQuest." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online, and thus, the steps that we take may be inadequate to protect our rights. We cannot assure you that we will be issued any of these trademarks and may find that such marks are unavailable.

   We have entered into confidentiality and assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business. We do this in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient. To date, we have not actively policed unauthorized use of our technology. This is because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

   In the future, we may license certain of our proprietary rights to third parties. While we will attempt to ensure that the quality of the WorldQuest Networks' brand is maintained by such licensees, we cannot assure you that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, and have a material adverse effect on our business, financial condition and operating results. We also rely on certain technologies that we license from third parties. These may include suppliers of key database technology, enhanced services platforms, gateway server platforms, operating systems and specific hardware components for our service. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, financial condition and operating results.

   On July 9, 1999, we filed a patent application with the United States Patent and Trademark office for the architecture of certain of our software applications. These applications allow customers to Web initiate calls using our world access virtual calling cards and to Web initiate collect calls using our phone collect product.

Employees

   As of March 31, 1999, we had 11 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

   Our future performance depends in significant part upon the continued service of our key technical and senior management personnel, none of whom are bound by an employee agreement requiring service for any defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business, financial condition and operating results. Our future success also depends in part upon our continued ability to attract, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain our key personnel in the future.

Facilities

   Our executive offices are presently located in Dallas, Texas, where we lease approximately 3,298 square feet under a lease at a monthly rental of approximately $5,500. The lease expires January 31, 2002. We believe our space is adequate for our current needs. As we expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard.

Legal Proceedings

   We occasionally become involved in litigation arising out of the normal course of business. There are no material pending legal proceedings against us.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth the name, age as of June 30, 1999, and position of all of our directors and executive officers:

Directors and Executive
Officers                 Age Position
-----------------------  --- --------
B. Michael Adler........  52 Chairman of the Board and Chief Executive Officer
Michael R. Lanham.......  45 Director, President, Chief Operating Officer and Secretary
E. Denton Jones.........  48 Director
Hugh E. Humphrey, Jr....  74 Director
Mark C. Levy............  46 Chief Financial Officer and Treasurer

   B. Michael Adler is the founder of WorldQuest Networks and has been our Chairman of the Board and Chief Executive Officer since our inception in 1996. Mr. Adler is a director of Intellicall, Inc., a publicly traded manufacturer of pay phones and call processing equipment (American Stock Exchange symbol "ICL"). Mr. Adler founded Intellicall in 1984 and served as Chairman or Vice Chairman of the Board from its inception until November 1993. For approximately the last five years until July 1999, Mr. Adler was the Chairman of the Board of The Payphone Company Limited, a company that installed and owns a wireless pay phone network in Sri Lanka. For approximately the last four years, he has been the Chief Executive Officer of Eagle Venture Capital, LLC, a Delaware limited liability company, formerly known as WorldQuest Networks, LLC.

   Michael R. Lanham joined WorldQuest Networks in December 1998 as a director and the President and Chief Operating Officer. Mr. Lanham has been the acting Chief Financial Officer since December 1998, and will be replaced by Mr. Levy on July 19, 1999. From June 1997 to December 1998, he provided management consulting services to Stratton Voice and Data, a telephone and data integration company. Mr. Lanham was a member of the founding group of MultiTechnology Services Corporation, a competitive local exchange carrier, and served as Chief Executive Officer from May 1991 until June 1997.

   E. Denton Jones has been Chairman of the Board and Chief Executive Officer of New York City Telecommunications Company, Inc., a privately held telecommunications company, since he co-founded it in June 1993. Mr. Jones has been involved in the telecommunications industry since 1984 and owned or operated several privately held telecommunications companies during that time prior to co-founding New York City Telecommunications. He has been a director of WorldQuest Networks since July 1999.

   Hugh E. Humphrey, Jr. has been President, Chief Executive Officer and Chairman of the Board of Algiers Bancorp, Inc., a publicly traded savings and loan holding company based in New Orleans, Louisiana (trading symbol "ALGC"), since 1996 and has been President since 1996 and Chief Executive Officer since 1984 of Algiers Homestead Association, the subsidiary of Algiers Bancorp, Inc. He has been a director of WorldQuest Networks since 1996.

   Mark C. Levy will join WorldQuest Networks on July 19, 1999 as our Chief Financial Officer and Treasurer. For the past five years before joining us, he was engaged in financial management consulting services from September 1998 until July 1999 for his own firm, Levy & Associates, was Vice President and Controller from August 1996 until August 1998 of Darling International, Inc., a recycling company, Vice President and Controller from April 1995 until August 1996 of Staffing Resources, Inc., a staffing services and consulting company, and Vice President Financial Services from March 1993 until April 1995 of MBNA Information Services, Inc., a credit card processing company.

 Board of Directors

   Our Board of Directors currently has four members. Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified, unless the Board is divided into classes. Our Bylaws provide that the Board of Directors may be divided into three classes, as nearly equal in number as possible, if approved by a majority of the Board. If divided into classes, Class I Directors would serve until the next annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified; Class II Directors would serve until the second succeeding annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified; and Class III Directors would serve until the third succeeding annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified.

   Our Bylaws also provide that Directors may only be removed from office for cause and only by the affirmative vote of holders of 67% or more of the voting stock. Cause is defined exclusively to mean conviction of a felony, proof beyond a reasonable doubt of the gross negligence or willful misconduct of a director which is materially detrimental to the company or proof beyond a reasonable doubt of a breach of fiduciary duty by a director which is materially detrimental to the company.

 Board of Directors Compensation

   We intend to pay our non-employee directors annual compensation of $20,000 for their services. In addition, non-employee directors will receive a fee of $1,000 for each meeting attended. Non-employee directors attending any committee meeting will receive an additional fee of $1,000 for each committee meeting attended, unless the committee meeting is held on the day of a meeting of the Board of Directors, in which case they will receive no additional compensation for attending the committee meeting. Non-employee directors will also be reimbursed for reasonable costs and expenses incurred for attending any director or committee meetings. Our officers who are directors will not be paid any directors fees. Concurrently with this offering, we intend to grant options to purchase shares of common stock under our Stock Option Plan to each of our non-employee directors. See "--Stock Options."

 Board of Directors Committees

   Our Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Hugh E. Humphrey, Jr. and E. Denton Jones and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of our internal accounting controls. The Compensation Committee is comprised of B. Michael Adler and E. Denton Jones and is responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

 Limitations on Directors' Liabilities and Indemnification

   Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. Our Certificate of Incorporation provides that, except to the extent prohibited by the DGCL, our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by our directors. We believe this provision will assist us in securing the services of qualified directors who are not our employees. Under Delaware law, the directors have fiduciary duties to us that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities law or state or federal environmental laws. In addition, we intend to maintain liability insurance for, and will enter into indemnification agreements with, our officers and directors. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

   Section 145 of the DGCL permits us to, and the Certificate of Incorporation provides that we shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

 Summary Compensation Table

   The following table sets forth information concerning the annual and long-term compensation earned by our Chief Executive Officer. No executive officer had an annual salary and bonus during fiscal 1998 exceeding $100,000.

                                                          Annual Compensation
                                                       -------------------------
                                                                  Other annual
           Name and principal position            Year Salary($) compensation($)
           ---------------------------            ---- --------- ---------------
B. Michael Adler................................. 1998    $--          $--
Chairman of the Board
 and Chief Executive Officer(1).................. 1997     --           --
                                                  1996     --           --

--------
(1) Mr. Adler did not receive compensation from WorldQuest Networks for his services during 1998, 1997 or 1996.

   Upon closing of this offering, B. Michael Adler will begin receiving an annual salary of $175,000. Michael R. Lanham will receive an annual salary of $125,000 for 1999 and Mark C. Levy will receive an annual salary of $120,000 for 1999.

Stock Options

 1997 Stock Option Plan

   In January 1997, our Board of Directors and stockholders adopted our 1997 Stock Option Plan (the "Plan"), which provides for the grant of non-qualified stock options under the Internal Revenue Code. The Plan is administered by our Board of Directors. Options may be granted to our officers, directors and key employees or any future subsidiaries. The exercise price for any option granted under the Plan may not be less than the fair market value of the shares of common stock at the time the option is granted as determined by the Board of Directors in the exercise of their sole and exclusive judgement. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects us.

   The Plan authorizes the grant of options to purchase an aggregate of up to 500,000 shares of our unissued voting common stock. The number of shares reserved for issuance under the Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Plan expires or terminates, for any reason, the shares subject to any unexercised portion of such option will again become available for the issuance of further options under the Plan. Unless the Plan is terminated earlier, it terminates 10 years from its effective date. Such termination will have no effect on options previously granted.

   Under the Plan, we may make loans available to stock option holders, subject to our Board's approval, in connection with the exercise of stock options granted under the Plan. If shares of common stock are pledged as collateral for such indebtedness, such shares may be returned to us in satisfaction of such indebtedness.

   The term of each option shall be determined by the Board, but shall not be for more than 10 years from the date the option is granted.

   Options granted under the Plan will become exercisable according to the terms of the grant made by the Board. The Board has discretionary authority to select participants from among eligible persons and to determine at the time an option is granted, the number of shares granted, form of payment, the terms and provisions of the option and when and in what increments shares covered by the option may be purchased. Options may be exercisable either in whole or in part, but not less than 100 shares may be purchased at any one time unless the number purchased is the total number of shares granted by the option.

   The exercise price of any option granted under the Plan is payable in full in cash or in such other consideration as the Board deems appropriate, including shares of common stock of our company valued at fair market value as of the date of exercise of the option. No option may be exercised during the optionee's lifetime unless the optionee is then an employee or consultant of our company or a subsidiary corporation; provided that, in the event the optionee's employment terminates for reasons other than death or disability, the option may be exercised during the three month period following the termination of employment. Thereafter, the option terminates. In the case of disability or death, the Board may extend the option for up to one year. Notwithstanding the foregoing, options granted to directors may be exercisable for a period of up to seven years following the date such director ceases to be one of our directors.

   Options granted under the Plan are not transferable, except in the event of death of the employee. In that event, the option may be exercised at any time within one year after death by the personal representative of the estate.

   The Board may from time to time revise or amend the Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may be made without stockholder approval where there is any increase in the number of shares subject to the Plan (with the exception of adjustments resulting from changes in capitalization), any changes in the designation of the class of participants eligible to receive options under the Plan or any material increase in the benefits accruing to participants under the Plan.

   In the event shares of common stock are changed into or exchanged for stock in another unrelated corporation or are converted to cash pursuant to a plan of merger, liquidation or dissolution as defined in the Plan, all options issued shall be exercisable with respect to all the shares covered thereby.

   Options to acquire 149,664 shares are outstanding under the Plan at an average exercise price per share of $2.86 and an additional option to acquire 100,000 shares will be issued on July 19, 1999 at an exercise price equal to the initial public offering price. Of these amounts, options to acquire 110,000 shares are, or will be, held by executive officers and directors. Options to acquire 167,867 shares have been granted outside the Plan to our President at an exercise price of $3.33 per share, all of which vest on the closing of this offering. On the effective date of this offering, we expect to grant to certain
other employees, officers and directors options to acquire        shares of
common stock at a per share exercise price equal to the initial public offering price, vesting in 25% increments on each anniversary from the date of grant for nondirectors, and 100% on the first anniversary of the date of grant for non-employee directors.

                              CERTAIN TRANSACTIONS

   Effective at our formation on October 14, 1996, Eagle Venture contributed $1,000 and various tangible and intangible assets to us in exchange for 100% of our outstanding common stock. The assets had a book value of approximately $184,000, which was determined to be the fair value of the assets by B. Michael Adler, our Chairman of the Board, who was also our only director at the time. Mr. Adler also owns 94% of Eagle Venture. The contributed assets had an initial cost to Eagle Venture of approximately $230,000. We also assumed an existing real estate lease from which premises we initially conducted operations. During the first quarter of 1997, Eagle Venture contributed an additional $316,000 in cash to us as additional equity without requiring any additional shares of common stock to be issued to it.

   From time to time, Eagle Venture has made advances to us. We have a credit facility with Eagle Venture to provide available credit to us of up to $2.0 million. The outstanding amount owed to Eagle Venture by us at March 31, 1999 was $1.8 million and at December 31, 1998 was $1.7 million, which were the largest outstanding balances during each of those periods. In May 1999, we converted $1.1 million owed to Eagle Venture under the credit facility to a term loan bearing interest at 8% per annum with interest and principal payable May 5, 2002. Eagle Venture also agreed at such time to convert $200,000 of the facility into 60,061 shares of our common stock, at a conversion price of $3.33 per share. We also continue to have a $900,000 line of credit facility with Eagle Venture, which bears interest at 8% per annum and is payable on demand. If no demand is made, accrued interest on the outstanding line of credit facility accrues until December 18, 1999, at which time it is payable. Thereafter, accrued interest on the outstanding line of credit facility is payable monthly and the outstanding line of credit facility is payable on May 5, 2002. Demand for payment of $468,000 of the principal balance of the line of credit facility has been made effective upon the closing of this offering, and we intend to repay such amount from the proceeds of this offering.

   On December 7, 1998, we entered into a written agreement with WorldQuest Communications, Inc. and Eagle Venture which formalized an earlier oral agreement relating to the grant of a license to us by WorldQuest Communications of the name "WorldQuest," and to various amounts funded to Eagle Venture by WorldQuest Communications, portions of which Eagle Venture then funded to us as equity or as a loan. Pursuant to this agreement, Eagle Venture acknowledged its prior oral agreement to transfer, and caused the transfer of, 360,000 shares of our common stock owned by it to WorldQuest Communications in consideration of WorldQuest Communications canceling approximately $100,000 of payables owed by Eagle Venture to WorldQuest Communications, and WorldQuest Communications acknowledged its prior oral grant of a license to us of the name "WorldQuest." As part of this transaction, E. Denton Jones also cancelled $150,000 of payables owed to him by Eagle Venture, which Eagle Venture also had funded to us as equity or as a loan. Mr. Jones beneficially owns 99% of WorldQuest Communications.

   We entered into a Joint Venture Agreement with BDC, LLC, a Nevada limited liability company owned by E. Denton Jones, in April 1999 to fund the installation of an Internet gateway in each of Sri Lanka, Costa Rica and India. BDC contributed $50,000 to the joint venture and we agreed to be responsible for obtaining the Internet gateways and for installing and operating them. We are entitled to 60% of the profits and losses from the operation of these gateways and BDC is entitled to 40%.

   During January 1999 and during 1998 and 1997, B. Michael Adler's brother performed consulting services to us. We paid him $5,500 for the three months ended March 31, 1999, $61,500 during 1998 and $44,000 during 1997 for these consulting services.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 1999, and as adjusted to reflect
the sale of the            shares of common stock offered hereby, by: (i) each
of our directors; (ii) each of our executive officers; (iii) each person known to us to be beneficial owner of more than 5% of the common stock; and (iv) all of our directors and executive officers as a group.

                                               Percentage of shares owned
                                               ------------------------------
Name and address of        Shares beneficially  Before the      After the
beneficial owner(1)               owned          offering      offering (2)
-------------------        ------------------- ------------   ---------------
B. Michael Adler..........      2,671,478(/3/)          83.4%
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
E. Denton Jones...........        360,000(/4/)          11.3
 The Claridge, Suite 18D
 3510 Turtle Creek Blvd.
 Dallas, Texas 75219
Michael R. Lanham.........        167,867(/5/)           5.0
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
Mark C. Levy..............        100,000(/6/)           3.0
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
Hugh E. Humphrey, Jr......          5,000(/7/)             *          *
 No. 1 Westbank Expressway
 New Orleans, Louisiana
  70174
All directors and
 executive officers
 as a group (5 persons)...      3,304,345               95.1

--------
*Less than 1%

(1) To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.
(2) The percentage of beneficial ownership after the offering is calculated
    assuming that        shares of common stock are sold in this offering.
(3) Eagle Venture Capital, LLC is the record and beneficial owner of 2,666,478 of these shares. B. Michael Adler owns 94% of the outstanding member interests in Eagle Venture and is also deemed to beneficially own these shares. The share ownership for Mr. Adler also includes a vested option to purchase 5,000 shares.
(4) WorldQuest Communications, Inc. is the record and beneficial owner of these shares. E. Denton Jones beneficially owns 99% of the outstanding capital stock of WorldQuest Communications, Inc. and is also deemed to beneficially own these shares.
(5) Represents options to purchase 167,867 shares granted December 7, 1998, all of which vest on the closing of this offering.
(6) Represents options to purchase 100,000 shares to be granted effective July 19, 1999, which vest 20%, 30% and 50% on the first, second and third anniversaries of the date of grant.
(7) Represents vested options to purchase these shares.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50 million shares of common stock and 10 million of preferred stock. After giving effect to this offering, there
will be          shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   Holders of common stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of common stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common stock share ratably in our assets available for distribution to our stockholders, subject to the preferential rights of any then-outstanding shares of preferred stock. No shares of preferred stock will be outstanding immediately following the consummation of this offering. Holders of common stock have no preemptive, subscription, redemption, conversion rights or any right of first refusal. All shares of common stock outstanding upon the effective date of this prospectus, and the shares offered hereby will, upon issuance and sale, be fully paid and nonassessable.

Preferred Stock

   The Board of Directors has the authority, without further action by the stockholders, to issue up to 10 million shares of preferred stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be superior to the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control without any further action by the stockholders including, but not limited to, a tender offer to purchase common stock at a premium over then current market prices. We have no present plan to issue any additional shares of preferred stock.

Warrants and Options

   At March 31, 1999, we had outstanding warrants and options to purchase up to 478,005 shares of common stock at an average weighted exercise price of $3.18 per share and effective July 19, 1999 will have outstanding additional options to purchase 100,000 shares at an exercise price equal to the initial public
offering price. Options and warrants to purchase up to        shares of common
stock will be subject to 180-day lock-up agreements and     shares will be
subject to one-year lock-up agreements with the underwriters. All of such warrants and options expire between 2003 and July 2006.

   We have also granted the representative of the underwriters a warrant to
purchase         shares of common stock for an exercise price of $        per
share at any time during the four years following closing of this offering.

Registration Rights

   We have entered into a registration rights agreement with InterVoice, Inc., pursuant to which we have agreed that if we file with the SEC a registration statement (other than a registration statement registering shares pursuant to an employee benefit or similar plan), InterVoice shall have the right to include all or any number of shares beneficially owned by them in such registration statement, subject to limitations imposed by marketing conditions. All expenses of such registrations shall be at our expense. If InterVoice, by exercising its registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price of your common stock. InterVoice is not selling any of its shares pursuant to this prospectus. In addition, we will endeavor to register, or file a post-effective amendment to this registration statement to register shares of common stock underlying a warrant granted to the representative of the underwriters in connection with this offering. See "Underwriting" for a more complete description of the representative's warrant.

Anti-takeover Effects of Provisions of the Company's Charter and Bylaws

   Our Bylaws provide that the Board of Directors may be divided into three classes. If the Board is divided into classes, Class I Directors would serve until the next annual meeting of stockholders and thereafter for terms of three years and until their successors have been duly elected and qualified; Class II Directors would serve until the second succeeding annual meeting of stockholders and thereafter for terms of three years and until their successors have been elected and qualified; and Class III Directors would serve until the third succeeding annual meeting of stockholders and thereafter for terms of three years and until their successors have been elected and qualified. Stockholders have no cumulative voting rights and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. The Bylaws provide that a special meeting of the stockholders may only be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or stockholders owning not less than 67% of our voting stock. Our Bylaws provide that Directors may be removed from office only for cause and only by the affirmative vote of stockholders owning 67% of our outstanding voting stock. Cause is exclusively defined to mean conviction of a felony, proof beyond a reasonable doubt of the gross negligence or willful misconduct of a director which is materially detrimental to the company or proof beyond a reasonable doubt of a breach of fiduciary duty by a director which is materially detrimental to the company.

   The classification of the Board of Directors, lack of cumulative voting and restrictions on stockholders' abilities to call special meetings and remove directors makes it more difficult for existing stockholders to replace the Board of Directors as well as for any other party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders or another party to effect a change in management.

   These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of management. They are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of actions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for your shares, which may inhibit fluctuations in the market price of your shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

   Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until 12 months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Our Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

   Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of common stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of your common stock that often result from takeover attempts.

Stockholder Proposals for Consideration at Annual Meeting

   Our Bylaws provide that no matter may be brought before the annual meeting of stockholders unless it is contained in our proxy statement delivered to stockholders with regard to such annual meeting. Any stockholder who desires to include a proposal for consideration at any annual meeting must submit such proposal to the Board of Directors in writing, by delivering such notice to the attention of the President at our executive offices, no earlier than January 1 of the year in which such annual meeting will be held and not later than February 15 of the year in which such annual meeting will be held.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable Immediately Following this Offering

   Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market could adversely effect prevailing market prices.

   After this offering, we will have outstanding     shares of common stock. Of
the outstanding shares, the     shares to be sold in this offering will be
freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, which shares, if purchased by an affiliate, will be subject to certain of the resale limitations imposed by Rule 144.

Shares Subject to Rule 144

   The remaining     shares of common stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144, 2,606,417 of which will be eligible for sale under Rule 144 upon completion of this offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including any person who may be deemed an "affiliate," would be entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the shares of our common stock then outstanding
(    shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" at any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

Lock-Up Agreements

   Each of our company and our executive officers, directors and the holders of
an aggregate of     outstanding shares and     shares covered by outstanding
options and warrants have agreed that they will not, without the prior written consent of EBI Securities Corporation (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, for a period commencing on the date of this prospectus and
continuing to a date 180 days after such date with regard to     shares covered
by a warrant and one year after such date with regard to     shares outstanding
or covered by outstanding options or warrants; provided, however, that such restrictions do not apply to shares of common stock sold or purchased in this offering or to shares of common stock purchased in the open market following this offering. EBI Securities Corporation, on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, we have agreed that, for a period of one year after the date of this prospectus, we will not, without the consent of EBI Securities Corporation, make any offering, purchase, sale, or other disposition of any shares of common stock or other securities convertible into or exchangeable or exercisable for shares of common stock (or agreement for such) except for the grant of options to purchase shares of common stock pursuant to the Stock Option Plan.

Resale of Shares Underlying Stock Options and Warrants

   In general, under Rule 701 under the Securities Act, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and are eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, subject to the provisions of the one year lock-up arrangements discussed above.

   The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 500,000 shares of the Company's common stock. Options to purchase 149,664 shares are outstanding under the Stock Option Plan, and an additional option for 167,867 shares outside of the Stock Option Plan has been granted to our President. Options to purchase an additional 100,000 shares will be granted effective July 19, 1999. Of these options, 317,531 options have an average weighted option price of $3.11 per share and 100,000 options will have an exercise price equal to the initial public offering price. After the expiration of the one year lock-up period and subject to certain vesting restrictions, all of the shares issued pursuant to the exercise of these stock options may be resold pursuant to Rule 701. In addition, we expect to grant options to purchase 100,000 shares to certain of our employees, officers and directors on the effective date of this offering. We intend to file a registration statement on Form S-8 covering the shares that have been reserved for issuance under the Stock Option Plan, permitting the resale of such shares in the public market.

   We have issued additional options and warrants to purchase an aggregate of 160,474 shares of common stock with an average weighted exercise price of $3.33 per share, of which 159,474 shares represent a warrant granted to InterVoice, Inc. The shares of common stock that are issued pursuant to these options and warrants must be held for a minimum of one year from the date of exercise prior to their resale.

Registration Rights

   We have entered into a registration rights agreement with InterVoice, pursuant to which we have agreed that if we file with the SEC a registration statement (other than a registration statement registering shares pursuant to an employee benefit or similar plan), InterVoice shall have the right to include all or any number of shares beneficially owned by them in such registration statement, subject to limitations imposed by marketing conditions. All expenses of such registrations shall be at our expense. If InterVoice, by exercising its registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price of your common stock. InterVoice is not selling any of its shares pursuant to this prospectus. In addition, we will endeavor to register, or file a post-effective amendment to this registration statement to register shares of common stock underlying a warrant granted to the representative of the underwriters in connection with this offering. See "Underwriting" for a more complete description of the representative's warrant.

Effect of Substantial Sales on Market Price of Common Stock

   We are unable to estimate the number of shares that may be sold in the future by existing security holders, or the effect, if any, that such sales will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the prospect of such sales, could adversely affect the market price of our common stock.

                                  UNDERWRITING

   Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for which EBI Securities Corporation is acting as representative, have agreed to purchase from our company the respective number of shares of common stock set forth opposite each underwriter's name.

Underwriter                                                    Number of Shares
-----------                                                    ----------------
EBI Securities Corporation....................................
                                                                     ----
    Total.....................................................
                                                                     ====

   The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, including the absence of any material adverse change in WorldQuest Networks' business and the receipt of certain certificates, opinions and letters from WorldQuest Networks, its counsel and independent auditors. The nature of the underwriters' obligations is that they are obligated to purchase and pay for all the shares of common stock offered hereby, if any shares are purchased.

   The underwriters propose initially to offer stock directly to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at such price less a concession not in excess of $    per
share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representative of the underwriters. The representative has advised WorldQuest Networks that the underwriters do not expect sales to accounts for which any of the underwriters will exercise discretion as to such sale to exceed five percent of the total number of shares offered hereby.

   Each of WorldQuest Networks, its executive officers, directors and other security holders have agreed that they will not, without the prior written consent of EBI Securities Corporation (which consent may be withheld in its sole discretion) dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the first anniversary of the date of this prospectus. See "Shares Eligible for Future Sale" for a discussion of these transfer restrictions.

   WorldQuest Networks has granted to the representative an option, expiring at the close of business on the 45th day after the date of this prospectus, to
purchase up to     additional shares at the initial public offering price, less the underwriting discounts, all as set forth on the cover page of this prospectus. The representative may exercise such option only to cover over-allotments made in connection with the sale of common stock in this offering.

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   Upon completion of this offering, WorldQuest Networks will sell to the
representative for $    a warrant to purchase     shares of common stock. The
representative's warrant will become exercisable one year after the effective
date of this offering at a per share exercise price of $    and will expire
five years from the effective date of this offering. The representative's warrant and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to the representative, underwriters, selling group members and their officers or partners. During the exercise period, holders of the representative's warrants are entitled to certain demand and incidental rights with respect to the shares of common stock issuable upon exercise of the representative's warrant. The common stock issuable on exercise of the representative's warrant is subject to adjustment in certain events to prevent dilution.

   WorldQuest Networks will pay the representative a nonaccountable expense allowance of 2% of the gross proceeds of the offering, which will include proceeds from the over-allotment option, if exercised. The representative's expenses in excess of the nonaccountable expense allowance will be borne by the representative. WorldQuest Networks has paid $40,000 to the representative as an advance for expenses.

   WorldQuest Networks has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make regarding these liabilities.

   WorldQuest Networks has agreed to give notice to the representative of meetings of the board of directors and to grant access to such meetings to a nominee of the representative to attend the meetings as an observer. EBI Securities Corporation also has the right, but not the obligation, to nominate one director to WorldQuest Networks' board of directors for four years from the closing of this offering.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither WorldQuest Networks nor the underwriters can predict the effect that the transactions described above may have on the price of the common stock. In addition, neither WorldQuest Networks nor the underwriters represent that the underwriters will engage in such transactions. If commenced, such transactions may be discontinued at any time without notice. It is anticipated that certain of the underwriters will make a market in the common stock on completion of this offering, as permitted by applicable law. The underwriters are not obligated to make a market in the common stock and if they do so may discontinue making a market at any time. There is no assurance an active trading market will ever develop for the common stock.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between WorldQuest Networks and the representative. The principal factors considered in determining the initial public offering price will include:

  .  the information set forth in this prospectus and otherwise available;

  . the history and the prospects for the industry in which WorldQuest Networks will compete;

  .  the ability of WorldQuest Networks' management;

  .  the prospects for future earnings of WorldQuest Networks;

  . the present state of WorldQuest Networks development and its current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded stock of generally comparable companies.

                                 LEGAL MATTERS

   Certain matters relating to this offering are being passed upon for us by Glast, Phillips & Murray, a professional corporation, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California.

                              INDEPENDENT AUDITORS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and for each of the two years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

   At your request, we will provide you, without charge, with a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

   WorldQuest Networks, Inc.
   16990 Dallas Parkway, Suite 220
   Dallas, Texas 75248
   Telephone: (972) 818-0460
   Fax: (972) 818-0978

   Our fiscal year ends on December 31. We intend to furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public on the SEC Internet site at http:\\www.sec.gov.

                    WorldQuest Networks, Inc. and Subsidiary

                   Index to Consolidated Financial Statements

                                    Contents

Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets as of December 31, 1998 and March 31, 1999
 (unaudited).............................................................. F-3
Consolidated Statements of Operations for the years ended December 31,
 1997 and 1998 and the three month periods ended March 31, 1998 and 1999
 (unaudited).............................................................. F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the years ended December 31, 1997 and 1998 and the three month period ended March 31, 1999 (unaudited)......................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997 and 1998 and the three month periods ended March 31, 1998 and 1999
 (unaudited).............................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                         Report of Independent Auditors

Board of Directors
WorldQuest Networks, Inc. and Subsidiary

   We have audited the accompanying consolidated balance sheet of WorldQuest Networks, Inc., as of December 31, 1998 and the related consolidated statements of operations, consolidated changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WorldQuest Networks, Inc., at December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

July 7, 1999                                /s/ Ernst & Young LLP

Dallas, Texas

                           WORLDQUEST NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,   March 31,
                                                          1998         1999
                                                      ------------  -----------
                                                                    (unaudited)
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $    18,833   $     6,872
  Accounts receivable................................     235,244        82,183
                                                      -----------   -----------
Total current assets.................................     254,077        89,055
Property and equipment, net..........................     252,485       268,070
Other assets.........................................     740,212       613,192
                                                      -----------   -----------
Total assets......................................... $ 1,246,774   $   970,317
                                                      ===========   ===========
                     LIABILITIES
Current liabilities:
  Accounts payable................................... $ 1,234,726   $ 1,279,176
  Accrued expenses...................................     344,231       339,334
  Deferred revenue...................................      95,965       107,118
  Note payable.......................................     100,000       100,000
  Line of credit from principal stockholder..........     638,096       686,181
  Current portion of capital lease obligation........     107,728       110,993
                                                      -----------   -----------
Total current liabilities............................   2,520,746     2,622,802
Term loan............................................   1,100,000     1,100,000
Accrued interest.....................................     111,814       133,513
Capital lease obligation.............................      29,004           --
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, par value $.10 per share:
  Authorized shares--5,000,000; none issued and
   outstanding at December 31, 1998 and
   March 31, 1999 (unaudited)                                 --            --
  Common stock, par value $.10 per share:
  Authorized shares--10,000,000; issued and
   outstanding shares--3,000,000 at December 31, 1998
   and
   March 31, 1999 (unaudited)........................     300,000       300,000
  Additional capital.................................     609,253       609,253
  Accumulated deficit................................  (3,424,043)   (3,795,251)
                                                      -----------   -----------
Total stockholders' equity (deficit).................  (2,514,790)   (2,885,998)
                                                      -----------   -----------
Total liabilities and stockholders' equity
 (deficit)........................................... $ 1,246,774   $   970,317
                                                      ===========   ===========

                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 1997 and 1998 and the three months ended March
                         31, 1998 and 1999 (unaudited)

                                  December 31,               March 31,
                             ------------------------  -----------------------
                                1997         1998         1998         1999
                             -----------  -----------  -----------  ----------
                                                            (unaudited)
Retail prepaid calling card
 revenue...................  $       --   $ 1,466,322  $       --   $1,228,351
Wholesale traffic and
 other.....................       51,963      375,117       55,350     203,528
                             -----------  -----------  -----------  ----------
  Total revenue............       51,963    1,841,439       55,350   1,431,879
Cost of sales..............      227,011    2,005,631       95,062   1,233,969
                             -----------  -----------  -----------  ----------
Gross margin (deficit).....     (175,048)    (164,192)     (39,712)    197,910
Selling, general and
 administrative............    1,102,383    1,115,131      275,024     467,342
Research and development
 costs.....................      438,860      186,638       52,097      62,851
                             -----------  -----------  -----------  ----------
Operating loss.............   (1,716,291)  (1,465,961)    (366,833)   (332,283)
Interest expense...........      (28,265)    (162,466)     (22,636)    (38,925)
Other income...............      155,000       50,000       50,000         --
                             -----------  -----------  -----------  ----------
Loss before income taxes...   (1,589,556)  (1,578,427)    (339,469)   (371,208)
Income tax benefit.........          --           --           --          --
                             -----------  -----------  -----------  ----------
Net loss...................  $(1,589,556) $(1,578,427) $  (339,469) $ (371,208)
                             ===========  ===========  ===========  ==========
Weighted-average common
 shares outstanding--basic
 and diluted...............    3,000,000    3,000,000    3,000,000   3,000,000
                             ===========  ===========  ===========  ==========
Net loss per share--basic
 and diluted...............  $     (0.53) $     (0.53) $     (0.11) $    (0.12)
                             ===========  ===========  ===========  ==========


                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 1997 and 1998 and the three months ended March
                              31, 1999 (unaudited)

                          Common    Common
                           Stock     Stock   Additional  Accumulated    Stockholders'
                          Shares    Amount    Capital      Deficit     Equity (Deficit)
                         --------- --------- ----------  ------------  ---------------
Balance at December 31,
 1996...................    10,000 $   1,000 $     --    $   (256,060)  $   (255,060)
  Additional capital
   contribution.........       --        --    500,000            --         500,000
  Stock dividend........ 2,990,000   299,000  (299,000)           --             --
  Net loss..............       --        --        --      (1,589,556)    (1,589,556)
                         --------- --------- ---------   ------------   ------------
Balance at December 31,
 1997................... 3,000,000   300,000   201,000     (1,845,616)    (1,344,616)
  Issuance of stock
   purchase warrants....       --        --    408,253            --         408,253
  Net loss..............       --        --        --      (1,578,427)    (1,578,427)
                         --------- --------- ---------   ------------   ------------
Balance at December 31,
 1998................... 3,000,000 $ 300,000 $ 609,253   $ (3,424,043)  $ (2,514,790)
  Net loss (unaudited)..       --        --        --        (371,208)      (371,208)
                         --------- --------- ---------   ------------   ------------
  Balance at March 31,
   1999 (unaudited)..... 3,000,000 $ 300,000 $ 609,253   $ (3,795,251)  $ (2,885,998)
                         ========= ========= =========   ============   ============



                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1997 and 1998 and the three months ended March
                               31, 1997 and 1998

                                  December 31,                March 31,
                            --------------------------  ----------------------
                                1997          1998         1998        1999
                            ------------  ------------  ----------  ----------
                                                             (unaudited)
Operating Activities
Net loss..................  $ (1,589,556) $ (1,578,427) $ (339,469) $ (371,208)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
  Depreciation............       155,133       141,833      26,465      47,177
  Amortization............           --        121,222       3,883      21,139
  Goodwill write-off......           --            --          --      139,747
  Changes in operating
   assets and liabilities:
    Accounts receivable...       (41,715)     (193,529)    (44,728)    153,061
    Accrued interest......        27,387        84,427      21,158      21,699
    Accounts payable and
     accrued expenses.....       437,921       747,384      (8,429)     39,553
    Deferred revenue......           --         95,965         --       11,153
    Deposits and other
     assets...............        (5,433)      (79,594)        --      (12,727)
                            ------------  ------------  ----------  ----------
Net cash (used in)
 provided by operating
 activities...............    (1,016,263)     (660,719)   (341,120)     49,594
Investing Activities
Additions to property and
 equipment................      (111,056)     (148,047)    (31,900)    (83,902)
                            ------------  ------------  ----------  ----------
Net cash used in investing
 activities...............      (111,056)     (148,047)    (31,900)    (83,902)
Financing Activities
Proceeds from line of
 credit, net..............       788,137       919,294     440,971      48,085
Payments on capital
 leases...................           --        (53,519)        --      (25,738)
Payment on note payable...           --        (25,000)    (25,000)        --
Capital contribution......       316,208           --          --          --
                            ------------  ------------  ----------  ----------
Net cash provided by
 financing activities.....     1,104,345       840,775     415,971      22,347
Increase (decrease) in
 cash and cash
 equivalents..............       (22,974)       32,009      42,951     (11,961)
Cash and cash equivalents
 at beginning of period...         9,798       (13,176)    (13,176)     18,833
                            ------------  ------------  ----------  ----------
Cash and cash equivalents
 at end of period.........  $    (13,176) $     18,833  $   29,775  $    6,872
                            ============  ============  ==========  ==========
Supplemental Disclosure of
 Cash Flow Information
Interest paid.............  $        878  $     54,075  $    1,478  $    4,658
                            ============  ============  ==========  ==========

                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS
  Years ended December 31, 1997 and 1998 and the three months ended March 31,
                                 1998 and 1999

1. Organization and Description of Business

   WorldQuest Networks, Inc. (WorldQuest or the Company) was incorporated as a Texas corporation effective October 14, 1996. The majority of the Common stock of the Company is owned by Eagle Venture Capital, LLC ( Eagle) (formerly WorldQuest Networks, LLC), a limited liability company. WorldQuest was formed when the principal stockholder of Eagle decided to pursue Internet telephony opportunities. In conjunction with the formation, Eagle contributed cash and other assets valued at approximately $185,000 ( the estimated fair value) in exchange for 100% of the then outstanding common stock. During 1997, Eagle contributed an additional $316,000 to further capitalize the Company but received no additional shares of common stock.

   WorldQuest is an international Internet telephony company that sells virtual prepaid calling cards through its Internet website and transmits long distance calls over its own enhanced server platform using its own network or leased capacity from other long distance carriers. In late 1998, the Company began to sell its excess capacity to other long distance carriers. The Company was considered a development stage enterprise until 1998 when substantial revenues from the sale of prepaid calling cards began.

   In 1998 and the three months ended March 31, 1998 and 1999 (unaudited) wholesale traffic and other revenues include approximately $221,000, $55,000 and $35,000, respectively relating to the Company's Costa Rican subsidiary in which WorldQuest has a 90% interest. See Note 5.

   As of December 31, 1998 and March 31, 1999 (unaudited) tangible assets located in foreign locations totaled 7% and 8%, respectively of total consolidated assets.

   WorldQuest is headquartered in Dallas, Texas

2. Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated.

Interim Financial Statements

   The consolidated unaudited financial statements as of March 31, 1999 and for the three months in the periods ended March 31, 1999 and 1998 reflect all adjustments (consisting only of normal recurring adjustments except as described in Note 5) necessary for a presentation of the financial position and results of operations for such periods.

Cash Equivalents

   Cash equivalents include money market mutual funds and other highly liquid investments purchased with maturities of three months or less.

Property and Equipment

   Property and Equipment are recorded at cost. Depreciation is computed principally using the double declining balance method over the estimated useful lives of the assets. Amortization of capital leases and leasehold improvements is provided on a double declining basis over the lives of the related assets or the life of the lease, whichever is shorter, and is included with depreciation expense.

                           WorldQuest Networks, Inc.

2. Significant Accounting Policies (continued)

Intangible Assets

   The cost in excess of the fair value of tangible and identified intangible assets of the Costa Rican operation (goodwill) is being amortized on a straight-line basis over 10 years.

Impairment of Long-lived Assets

   The Company evaluates long-lived assets, including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the undiscounted cash flows to be generated by these assets are less than the carrying amounts of these assets.

Deferred Income Taxes

   Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

Revenue Recognition

   Retail prepaid phone card revenue is deferred when the cards are purchased by the customer and recognized as calling services are used. Wholesale traffic revenue is recognized as calls are processed.

Research and Development Costs

   Research and development costs are expensed as incurred and consist primarily of salaries, supplies and contract services.

Advertising Costs

   The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited), was $3,745, $46,528, $138 and
$23,173, respectively.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in the primary financial statements and has provided supplemental disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (see Note 10).

Net Loss per Share

   Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. Stock options and warrants convertible into 80,000, 455,841, 80,000 and 477,005 shares of the Company's common stock for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited), respectively, were not considered in the calculation of average common shares outstanding as the effect would be anti-dilutive due to the Company's net loss for all periods presented.

Concentration of Credit Risks

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. Accounts receivable consist of amounts owed by credit

                           WorldQuest Networks, Inc.

2. Significant Accounting Policies (continued)

card processing companies relating to prepaid phone card sales, and amounts owed by telephone companies for processed call traffic. At December 31, 1998 and March 31, 1999 (unaudited) a telephone company accounted for 59% and 33%, respectively and a credit card processing company 26% and 48%, respectively, of total accounts receivable. Customers purchase the Company's prepaid calling cards primarily using major credit cards which are reimbursed by credit card processing companies. Accordingly, the Company does not routinely perform on-going credit evaluations of its customers but does perform evaluations of its credit card processors. Additionally, the Company does not require collateral.

Significant Customers

   For fiscal 1997 and 1998 and the three months ended March 31, 1998 and March 31, 1999 (unaudited), no one customer accounted for more than 10% of total sales.

Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash equivalents, accounts receivable, accounts payable and short term debt. The carrying amount of financial instruments are representative of their fair values due to their short maturities. The Company's line of credit with Eagle bears interest at market rates and thus management believes their carrying amounts approximate fair value.

New Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which requires disclosure of total comprehensive income in interim and annual financial statements. The Company adopted SFAS 130 during 1998. Items of other comprehensive income for 1997 and 1998 and the quarter ended March 31, 1999 (unaudited), were not material.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), which requires disclosure by public companies of information related to the Company's operating segments, as defined. The Company has adopted SFAS 131 for the year ended December 31, 1998.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. SOP 98-1 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" (SFAS 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company will be required to adopt SFAS 133 at the beginning of fiscal 2000. The Company has not assessed the impact this standard will have on its results of operations, financial position or cash flows. However, the Company does not currently have any derivatives or financial instruments that would be impacted by SFAS 133.

                           WorldQuest Networks, Inc.

2. Significant Accounting Policies (continued)

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Property and Equipment

   Property and Equipment consists of the following as of:

                                             Estimated
                                              Useful
                                               Lives   December 31,  March 31,
                                              (Years)      1998        1999
                                             --------- ------------ -----------
                                                                    (unaudited)
      Leasehold improvements................     5      $  14,297    $  17,442
      Switch and other network equipment....  2 to 3      596,902      676,959
      Furniture and fixtures................     5         37,010       37,010
      Capitalized software..................     5         22,915       23,614
                                                        ---------    ---------
      Total.................................              671,124      755,025
        Less: accumulated depreciation and
         amortization.......................             (418,639)    (486,955)
                                                        ---------    ---------
                                                        $ 252,485    $ 268,070
                                                        =========    =========

Included in the above net totals for property and equipment in 1998 and 1999 is approximately $84,556 and $63,417, respectively relating to capital leases.

4. Other Assets

   Other Assets consists of the following as of:

                                                        December 31,  March 31,
                                                            1998        1999
                                                        ------------ -----------
                                                                     (unaudited)
      Lease options (see Note 11)......................   $514,500    $514,500
      Goodwill.........................................    139,747         --
      Deposits.........................................     84,933      87,661
      Other............................................      1,032      11,031
                                                          --------    --------
                                                          $740,212    $613,192
                                                          ========    ========

5. Costa Rican Operation

   In January 1997, the Company and a Costa Rican national formed a Costa Rican corporation, owned 50% by each party, to provide facsimile termination service. In January 1998, the Company purchased 40% of such interest from the other party for $125,000 resulting in 90% ownership. The purchase consideration was in the form of a note payable to the other party, of which $25,000 was paid in January 1998.

   During the first quarter 1999, this operation ceased terminating traffic due to the loss of available circuits resulting in the effective shutdown of its operations. Management determined that the outlook for this operation

                           WorldQuest Networks, Inc.

was not favorable and ceased efforts to reinstate service. Accordingly, the Company wrote-off its remaining goodwill in the first quarter of 1999. Other remaining assets are carried at their realizable value or will be used in other Company operations.

6. Accrued Expenses

   Accrued Expenses consist of the following as of :

                                                        December 31,  March 31,
                                                            1998        1999
                                                        ------------ -----------
                                                                     (unaudited)
      Deposits received................................   $182,463    $191,756
      Other............................................    161,768     147,578
                                                          --------    --------
                                                          $344,231    $339,334
                                                          ========    ========

7. Line of Credit from Parent

   In December 1996, the Company entered into a $2,000,000 line of credit agreement with Eagle. The outstanding amount on the line of credit as of December 31, 1998 and March 31, 1999 (unaudited) totals $1,738,096 and $1,786,181, respectively. The loan from Eagle bears interest at 8% per year and is payable on December 18, 2001, unless demand is made by Eagle for earlier payment. The proceeds of this loan were used to provide working capital.

   In May 1999, Eagle and the Company amended its credit agreement whereby $1,100,000 was converted into a term loan with interest and principal due May 5, 2002 and the line of credit agreement was reduced to $900,000 of which $261,904 and $213,819 is available for future borrowings as of December 31, 1998 and March 31, 1999, respectively. Accordingly this amount has been treated as long-term debt in the accompanying financial statements. Eagle also agreed at such time to convert $200,000 of the line of credit into 60,061 shares of common stock, at a conversion price of $ 3.33 per share.

8. Related Party Transactions

General

   The Company's founder and Chief Executive Officer (CEO) holds a controlling interest in Eagle, which in turn holds approximately 2.6 million outstanding shares of the common stock of the Company as of December 31, 1998, and March 31, 1999 (unaudited). The founder and CEO has also agreed to provide necessary funding to the Company in the event that the Company's current capital raising efforts are unsuccessful.

Consulting Fees

   In 1997 and 1998 and for the three months ended March 31, 1998 and March 31, 1999 (unaudited) a relative of the CEO was paid $44,000, $61,500, $16,500 and $5,500, respectively, for providing consulting services to the Company.

                           WorldQuest Networks, Inc.

9. Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                                        December     March 31,
                                                        31, 1998       1999
                                                       -----------  -----------
                                                                    (unaudited)
      Deferred tax assets:
        Deferred revenue.............................. $    32,628  $    36,420
        Depreciation and amortization.................      70,937       74,233
        Other.........................................      52,754      109,299
        Net operating loss carryforwards..............     993,360    1,050,171
                                                       -----------  -----------
          Total deferred tax assets...................   1,149,679    1,270,123
      Valuation allowance.............................  (1,149,679)  (1,270,123)
                                                       -----------  -----------
      Net deferred tax assets......................... $       --   $       --
                                                       ===========  ===========

   The Company has U.S. net operating loss carryforwards of approximately $3.1 million as of March 31, 1999 (unaudited) which expire beginning in 2011. The Company's total deferred tax assets have been fully reserved due to the uncertainty of future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements. No other significant reconciling items exist between the actual effective tax rate and the expected effective tax rate.

10. Stockholders' Equity (Deficit)

Common and Preferred Stock

   On October 14, 1996, the Company was incorporated with authorized share capital consisting of 10,000,000 shares of common stock with par value of $0.10 per share, and 5,000,000 shares of preferred stock with par value of $0.10 per share. As of the incorporation date, 10,000 shares of Common Stock, with $.10 par value were issued and outstanding.

   On January 6, 1997 the Company declared a stock dividend of 299 shares for each share of common stock issued and outstanding as of this date. 2,990,000 shares of common stock were distributed at par value, and an amount of $299,000 was recorded as common stock.

   During May 1999, the Company sold 136,638 shares of its common stock for $3.33 per share. In addition, as discussed in Note 7, $200,000 owed to Eagle under the line of credit was converted into 60,061 shares of common stock, at a conversion price of $3.33 per share.

Warrants

   In 1998, the Company issued warrants to a third party in connection with an equipment lease entered into by the Company and the third party (see Note 11). The warrants' entitle the third party to purchase 159,474 shares of common stock at $3.33 per share. The warrants are fully vested, are immediately exercisable and have a five-year term. The warrants also carry anti-dilution provisions that are triggered if equity instruments are issued by the Company for prices below the then existing exercise price of the warrant. The fair value of these warrants of approximately $408,000 is being amortized as additional lease expense.

                           WorldQuest Networks, Inc.

10. Stockholders' Equity (Deficit) (continued)

Stock Options

   The Company has a stock option plan (Option Plan) under which the Company may grant Directors and key employees options to purchase up to 500,000 shares of the Company's common stock at an amount at least equal to the fair value of the Company's common stock on the date of grant. All options have a seven year term.

   On January 7, 1997, the Company granted options to Directors (the Directors Options) to purchase 20,000 shares of common stock at $1 per share, vesting immediately. On January 7, 1997, the Company granted options to Key Employees (the Key Employees Options) to purchase 60,000 shares of common stock at $1 per share. Ten percent of the Key Employees Options' vest immediately and the remaining vest ratably over a three-year period.

   On December 8, 1998, the Company granted options to employees to purchase 98,500 shares of common stock at $3.33 per share. 42,950 of the options vest immediately, 45,550 vest eighteen months from the date of grant, and 10,000 vest ratably over a three-year period. The options are exercisable when vested.

   In February 1999, the Company granted options to an employee under the Option Plan, to purchase 21,164 shares of common stock at an exercise price of $3.33, these shares vest ratably over a three year period.

   Employee stock option transactions under the Option Plan for the years ended December 31, 1998 and 1997, and the three months ended March 31, 1999 (unaudited) are summarized below:

                                                                      Weighted
                                                    Shares  Weighted   Average
                                                     Under  Average   Remaining
                                                    Option  Exercise Contractual
                                                     Plan    Price      Life
                                                    ------- -------- -----------
Beginning Balance..................................     --     --           --
Granted............................................  80,000  $1.00      5 years
Exercised..........................................     --     --           --
Canceled...........................................     --     --           --
                                                    -------  -----    ---------
Outstanding at December 31, 1997...................  80,000  $1.00      5 years
Granted............................................  98,500   3.33      7 years
Exercised..........................................     --     --           --
Canceled...........................................  50,000   1.00          --
                                                    -------  -----    ---------
Outstanding at December 31, 1998................... 128,500  $2.79    6.5 years
Granted............................................  21,164   3.33      7 years
Exercised..........................................     --     --           --
Canceled...........................................     --     --           --
                                                    -------  -----    ---------
Outstanding at March 31, 1999...................... 149,664  $2.86    6.6 years
                                                    =======  =====    =========
Available for granting in future periods........... 350,336
                                                    =======

   At December 31, 1997 and 1998, and March 31, 1999 26,000, 66,950 and 69,950
options were exercisable under the Option Plan.

   In December 1998, the Company issued options outside of the Option Plan to purchase 167,867 shares of its common stock to its Chief Operating Officer (the
COO) at an exercise price of $3.33. These options have a seven-year term and vest 20% on the first anniversary date, 30% on the second anniversary date and 50% on the third anniversary date. These options vest immediately upon the closing of an initial public offering by the Company, certain changes of control, a merger or liquidation or a sale of substantially all of the assets of the Company.

                           WorldQuest Networks, Inc.

10. Stockholders' Equity (Deficit) (continued)

   As permitted under SFAS No. 123, the Company has not recognized compensation expense for the theoretical value of its options at the grant date (in excess of the recognition of the intrinsic value). Had compensation expense for the Option Plan been based on the fair value of options at the grant date amortized over the vesting period, the Company's pro forma net loss and net loss per share would have been the same as reported net loss and basic and diluted net loss per share.

   In determining the fair value of options granted for purposes of the preceding pro forma disclosures, the Company used the minimum value option-pricing model with the following weighted-average assumptions for 1998 and 1997, respectively: risk-free interest rate of 5%, dividend yield of zero; and an expected option life of 4 years. The options granted during 1997 and 1998 and the three months ended March 31, 1999 had a weighted-average fair value of $.60, $.18 and $.60 per share, respectively.

Reserved Capital Shares

   The Company has reserved the following shares of common stock as of March 31, 1999:

      Stock Option Plan................................................. 500,000
      Stock Purchase Warrants........................................... 159,474
      Options issued to COO............................................. 167,867
                                                                         -------
      Total............................................................. 827,341
                                                                         =======

11. Commitments

   The Company has capital leases for telecommunications equipment and operating leases relating principally to office facilities. Future minimum lease commitments at December 31, 1998, for leases with initial or remaining terms of more than one year are summarized by fiscal year as follows:

                                                            Capital  Operating
                                                             Leases   Leases
                                                            -------- ---------
      1999................................................. $118,339 $ 62,662
      2000.................................................   29,585   63,486
      2001.................................................      --    63,486
      2002.................................................      --     5,291
      2003.................................................      --
      Thereafter...........................................      --
                                                            -------- --------
                                                             147,924 $194,925
                                                                     ========
      Less amount representing interest....................   11,192
                                                            --------
      Present value of minimum lease payments..............  136,732
      Less current portion.................................  107,728
                                                            --------
      Long-term portion of obligations under capital
       leases.............................................. $ 29,004
                                                            ========

   Rental expense under operating leases was approximately $111,316, $75,185, $38,637 and $13,048 for fiscal years 1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited), respectively.

   The Company entered into a leasing agreement with a third party to lease equipment to be used in the Company's prepaid calling card business. In connection with this lease agreement, the Company's issued the warrants described in Note 10 and received options to purchase 100,000 shares of the lessor's common stock at an exercise price equal to the fair value of the common stock on the date of grant. The fair value of the options

                           WorldQuest Networks, Inc.

11. Commitments (continued)

was estimated at approximately $514,500 on the grant date using the Black-Scholes option-pricing model. This asset is included in other assets (see Note
4) and is being treated as a reduction of future lease expense.

   The monthly lease payments for the above equipment is equal to the greater of a set per minute charge based on usage or 10% of the revenues generated by the Company using the leased equipment. Contingent rent expense under this lease was approximately $0, $10,000, $0 and $12,000 for 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited), respectively.

12. Contingencies

   In October 1997, the Patent and Trademark Office issued a notice of publication regarding our application to register "WorldQuest Networks" as a trademark. In response to that notice, Qwest Communications (Qwest) filed a notice of opposition in September 1998, which is currently pending before the Patent and Trademark Office. If the Company does not prevail, it will not be able to obtain a registered trademark for "WorldQuest Networks" and could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after it has been granted. Thus the Company could also face a cancellation proceeding with the Patent and Trademark Office relating to the trademark for "WorldQuest."

   The Company is defendant from time to time in lawsuits incidental to their business. The Company believes that resolution of all known contingencies, is uncertain, and there can be no assurance that future costs related to such litigation would not be material to the Company's financial position or results of operations.

                         [WorldQuest Logo appears here]


                                       Shares
                                  Common Stock


                            -----------------------
                                   PROSPECTUS
                                      , 1999
                            -----------------------


                           EBI Securities Corporation

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors and officers. Article X, Section 10.2, of the Certificate of Incorporation, and Article VIII, Section 8.06, of the Bylaws, provide that the Registrant shall indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 25. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the SEC, NASD and Nasdaq fees.

Securities and Exchange Commission registration fee....................  $7,063
NASD filing fee........................................................   3,040
Nasdaq National Market listing application fee.........................   5,000
Underwriters' nonaccountable expense allowance.........................    *
Printing and engraving expenses........................................    *
Accounting fees and expenses...........................................    *
Legal fees and expenses................................................    *
Fees and expenses (including legal fees) for qualifications under state
 securities laws.......................................................    *
Transfer agent and registrar's fees and expenses.......................    *
Miscellaneous expenses.................................................    *
                                                                         ------
    Total..............................................................  $   *
                                                                         ======

--------
*  To be completed by amendment.

ITEM 26. Recent Sales of Unregistered Securities

   Set forth in the table below are the dates, the number of securities sold and the total offering price of such securities sold by the Registrant within the past three years. Unless otherwise indicated, all securities were sold to the purchasers directly by the Registrant, and therefore, no underwriting discounts or commissions were involved.

                                                                       Total
                                           Date of      Number of     offering
       Title of securities sold           purchase        shares      price($)
       ------------------------         ------------- -------------- ----------
Common Stock........................... October 1996     10,000(/1/) $  501,000
Promissory Note........................ December 1996          (/2/)  2,000,000
Common Stock (stock dividend).......... January 1997  2,900,000(/1/)
Common Stock Purchase Warrant..........   June 1998     159,474(/3/)
Common Stock...........................   May 1999      136,138(/4/)    455,000
Common Stock...........................   May 1999       60,061(/2/)    200,000

--------
(1) This common stock and the dividend was issued to our founding stockholder.

(2) This note is a credit facility payable to our founding stockholder. On May 5, 1999, $200,000 of the facility was converted into 60,061 shares of common stock.

(3) Represents a right to purchase 159,474 shares of common stock granted in connection with a lease of equipment from the warrant holder.

(4) These shares of common stock were sold to ten private investors during May 1999.
   All of the above securities were sold by the Registrant in reliance on
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 27. Exhibits and Financial Statement Schedules

     (a) Exhibits

 Exhibit
 Number  Description
 ------- -----------
 1.1*    Form of Underwriting Agreement.
 3.1     Certificate of Incorporation of the Registrant.
 3.2     Bylaws of the Registrant.
 4.1*    Specimen common stock certificate.
 4.2     Amended and Restated Note dated May 5, 1999 payable to WorldQuest
         Networks, LLC (now known as Eagle Venture Capital, LLC).
 4.3*    Form of Warrant Agreement between the Registrant and EBI Securities
         Corporation, including form of Representative's Warrant.
 5.1*    Opinion of Glast, Phillips & Murray, a Professional Corporation.
         Joint Venture Agreement dated April 9, 1999 between the Registrant and
 10.1    BDC, LLC.
 10.2    Amended 1997 Stock Option Plan.
         Stock Option Agreement dated December 7, 1998 granted to Michael R.
 10.3    Lanham by the Registrant.
 10.4    Stock Transfer Agreement dated December 7, 1998 between WorldQuest
         Communications, Inc., WorldQuest Networks, LLC and the Registrant.
 10.5    Stock Purchase Warrant dated June 10, 1998 granted to InterVoice, Inc.
 23.1    Consent of Ernst & Young LLP.
 23.2    Consent of Glast, Phillips & Murray, P.C. (contained in Exhibit 5.1).
         Power of Attorney (included on signature page of registration
 24.1    statement).
 27.1    Financial Data Schedule.
 99.1    Consent of Mark C. Levy.

--------
*  To be filed by amendment

ITEM 28. Undertakings

   The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

  (iii) to include any additional or changed material information with respect to the plan of distribution;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on July 12, 1999.

                                          WORLDQUEST NETWORKS, INC.

                                                /s/ B. Michael Adler
                                          By: _________________________________
                                                B. Michael Adler, Chairman of
                                                            the
                                              Board and Chief Executive Officer

                               POWER OF ATTORNEY

   We, the undersigned officers and directors of WorldQuest Networks, Inc., do hereby constitute and appoint B. Michael Adler and Michael R. Lanham, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity indicated on July 12, 1999.

             Signature                           Title                    Date
             ---------                           -----                    ----


     /s/  B. Michael Adler           Executive Officer (Principal    July 12, 1999
____________________________________  Executive Officer)
          B. Michael Adler

     /s/ Michael R. Lanham           Director (Principal             July 12, 1999
____________________________________ Financial and  Accounting
         Michael R. Lanham           Officer)

   /s/ Hugh E. Humphrey, Jr.         Director                        July 12, 1999
____________________________________
       Hugh E. Humphrey, Jr.

      /s/ E. Denton Jones            Director                        July 12, 1999
____________________________________
          E. Denton Jones

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  1.1*   Form of Underwriting Agreement.

  3.1    Certificate of Incorporation of the Registrant.

  3.2    Bylaws of the Registrant.

  4.1*   Specimen common stock certificate.

  4.2    Amended and Restated Note dated May 5, 1999 payable to WorldQuest
         Networks, LLC (now known as Eagle Venture Capital, LLC).

  4.3*   Form of Warrant Agreement between the Registrant and EBI Securities
         Corporation, including form of Representative's Warrant.

  5.1*   Opinion of Glast, Phillips & Murray, a Professional Corporation.

 10.1    Joint Venture Agreement dated April 9, 1999 between the Registrant and
         BDC, LLC.

 10.2    Amended 1997 Stock Option Plan.

 10.3    Stock Option Agreement dated December 7, 1998 granted to Michael R.
         Lanham by the Registrant.

 10.4    Stock Transfer Agreement dated December 7, 1998 between WorldQuest
         Communications, Inc., WorldQuest Networks, LLC and the Registrant.

 10.5    Stock Purchase Warrant dated June 10, 1998 granted to InterVoice, Inc.

 23.1    Consent of Ernst & Young LLP.

 23.2    Consent of Glast, Phillips & Murray, P.C. (contained in Exhibit 5.1).

 24.1 Power of Attorney (included on signature page of registration statement).

 27.1    Financial Data Schedule.

 99.1    Consent of Mark C. Levy.

--------
*To be filed by amendment